12-31-04



TangerOutlets

2004 ANNUAL REPORT

TANGER FACTORY OUTLET CENTERS, INC.

COMPANY PROFILE

Tanger Factory Outlet Centers, Inc., headquartered in Greensboro, North Carolina, is a self-administered, self-managed real estate investment trust that focuses exclusively on developing, acquiring, owning and managing upscale outlet shopping centers. Each center is branded as a Tanger Outlet Center.

In 1981, Stanley K. Tanger began developing factory outlet centers. Steven B. Tanger joined his father's successful development company in 1986 and by June 1993, the company had developed 17 centers totaling approximately 1.5 million square feet of outlet retail space. In June 1993, Tanger Factory Outlet Centers, Inc. became the first publicly traded outlet center company. Since our initial public offering, we have grown our portfolio through strategic development and acquisitions.

Since entering into the factory outlet business 24 years ago, we have become one of the largest owner operators of factory outlet centers in the country. As of December 31, 2004, we owned interests in 33 centers, with a total gross leasable area of approximately 8.7 million square feet. In addition, we managed for a fee, three shopping centers with a total leasable area of approximately 105,000 square feet, bringing the total number of centers we operate to 36 with a total leasable area of approximately 8.8 million square feet containing over 1,900 stores and representing over 400 store brands.

For over 24 years, we have provided consumers convenient, attractive shopping centers where they buy direct from the manufacturers of leading designer apparel, brand-name footwear, home products, electronics and more. At Tanger Outlet Centers, consumers find quality, selection and great values on merchandise and enjoy excellent customer service.

Tanger Factory Outlet Centers, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol SKT. Please visit our website, www.tangeroutlet.com, for more information about our outlet centers and our company.

Our Goal is to create earnings that exceed EXPECTATIONS


ADRIENNE VITTADINI
Liz claiborne
Brooks Brothers
FACTORY STORE
BOMBAY OUTLET
Ft. Myers, FL

FINANCIAL HIGHLIGHTS



$99
$101
$106
$118
$195
'00
'01
'02
'03
'04

TOTAL REVENUE
(in millions of dollars)



$38
$37
$42
$47
$63
'00
'01
'02
'03
'04

FUNDS FROM OPERATIONS
(in thousands of dollars)



5.3
5.4
6.2
9.3
8.8
'00
'01
'02
'03
'04

GROSS LEASABLE AREA
(in millions of square feet)

(In thousands, except per share and percent data)

For the Year	2004	2003	% Change
Total revenues	$ 194,553	$ 118,059	+ 65
Operating income	$ 70,528	$ 41,309	+ 71
Funds from operations (1)	$ 63,018	$ 47,039	+ 34
Dividends and distributions	$ 63,988	$ 32,554	+ 97
Average shares outstanding (2)	33,328	27,283	+ 33
Weighted average GLA (3)	8,338	5,158	+ 62
Average sales per square foot	$ 310	$ 301	+ 3
Per Share			
Funds from operations (1)	$ 1.89	$ 1.72	+ 10
Dividends and distributions (4)	$ 1.25	$ 1.23	+ 2
Dividend payout ratio (5)	66%	71%	− 1
At Year-End			
Real estate assets, before depreciation	$ 1,077,393	$ 1,078,553	—
Total assets	$ 936,378	$ 987,437	− 5
Common shares outstanding	27,443	25,921	+ 6
GLA open at year end			
Wholly-owned	5,066	5,299	
Partially-owned (consolidated)	3,271	3,273	
Partially-owned (unconsolidated)	402	324	
Managed	105	434	
Total GLA open at year end	8,844	9,330	− 5
Occupancy rate (6)	97%	96%	+ 1

(1) Funds from Operations is defined as net income (loss) before extraordinary items and gains (losses) on sale or disposal of depreciable operating properties, plus depreciation and amortization uniquely significant to real estate and after adjustments for unconsolidated partnerships and joint ventures.

(2) Assumes all preferred shares, share and unit options and partnership units of the Operating Partnership are converted to common shares.

(3) GLA represents square feet of gross leasable area of wholly-owned and partially-owned consolidated operating properties.

(4) Represents per share amounts to common shareholders.

(5) Annual dividends and distributions as a percent of funds from operations for such year.

(6) Represents occupancy only at centers in which we have an ownership interest.



ENNETH COLE
GAP OUTLET
COACH
GAIL PITTMAN
OUTLET

Westbrook, CT

A LETTER FROM THE CHAIRMAN & PRESIDENT



To Our Fellow Shareholders:

As we look back on our company's achievements in 2004, we have a true sense of pride and accomplishment. The integration of the Charter Oak portfolio of nine outlet shopping centers totaling 3.3 million square feet into our portfolio, Sarbanes – Oxley compliance, a two for one split of the company's common shares, and a 38% total return to shareholders are just a few of the many milestones achieved by the Tanger team in 2004.

OUR FINANCIAL RESULTS

We are pleased to report our total funds from operation for 2004 reached an all time high of $63.0 million, representing a 34% increase over the prior year. On a per share basis, as adjusted for the two for one split of our common shares in December of 2004, our funds from operations increased 10% to $1.89 per share. The addition of the nine Charter Oak centers to our portfolio in December of 2003, as well as positive rental spreads on the renewal and re-leasing of space at our centers were major factors in our company achieving these results.

During the year we accomplished a number of things from a financial standpoint. We completed the release of two properties which had been securing $53.5 million in mortgage loans with Wells Fargo Bank. We also obtained a $25 million unsecured line of credit from Citicorp North America, Inc., a subsidiary of Citigroup, expanding our total line capacity from $100 million to $125 million. At the same time, we extended the maturity date on all of our unsecured lines of credit until June 30, 2007.



We repaid our $47.5 million unsecured 7.875% notes that matured in October of 2004 with proceeds from our property and out parcel land sales and amounts available under our unsecured lines of credit. During 2005, our two secured loans with New York Life Insurance Company totaling $21.0 million and carrying an average interest rate of 9.5% will mature. We expect to repay these loans with amounts available under our unsecured lines of credit.

Our total market capitalization at the end of 2004 reached a record high of $1.4 billion, increasing $186 million during the year. Our interest coverage ratio improved from 2.63 times to 3.47 times and our total debt to total market capitalization ratio remained at a low 35% compared to 45% in 2003. Our general and administrative costs as a percentage of total revenues improved from 8.1% in 2003 to 6.6% in 2004, even though we incurred substantial legal and accounting expenses associated with the implementation of our Sarbanes – Oxley compliance. We have developed operating disciplines which are creating significant cost reductions. These results helped us to earn a BBB- corporate investment grade rating from Standard and Poor's, and a senior unsecured debt rating of Ba1 with a positive outlook from Moody's.


TANGER
Outlet Center

Solid, consistent, reliable results led to shareholder confidence and long-term ownership. This is evidenced by the fact that our stock price rose 30% in 2004, which along with the dividend on our common shares, resulted in a 38% total return to shareholders. For the year, we ranked in the top 20% of all Real Estate Investment Trusts (REITs) for total return to shareholders. This is no surprise as we have been a top total return performer for many years. In fact, as of the end of 2004, our company ranked in the top 3% of all REITs with a three year total return of 218% and ranked in the top 13% of all REITs with a five year total return of 297%.

OUR OPERATING PERFORMANCE

Our portfolio of outlet center properties ended the year with an average occupancy rate of 97%, marking the 24th consecutive year we have achieved a year end occupancy rate at or above 95%. While maintaining high occupancy, we were also able to drive rental rates higher, averaging $17.99 per foot in base rent on stores opening during the year, compared to $16.05 per foot on stores that closed, a 12% difference between rental rates on new stores opening compared to stores closing.

Fortunately, our tenant's average sales have been increasing throughout the entire portfolio at an even faster pace than the rental increases on the square footage that comes up for renewal or is released each year. This results in a decrease in the portfolio average occupancy cost to our tenants.

In fact, our tenant occupancy costs averaged 7.3% of tenant sales in 2004, down slightly from 7.4% in 2003. This low cost of occupancy has been a driving force in creating a profitable distribution channel for our tenants and in turn, enhancing our ability to renew leases and obtain rental rate increases on the renewal and releasing of space. Increasing tenant sales should result in future increases in rental rates over time, as leases continue to come up for renewal.

This held true in 2004, as tenant sales were very strong, averaging $310 per foot for the year, an increase of over 3% from the previous year. As a result, we renewed 88% of the 1.8 million square feet of space scheduled to expire and achieved a 5.6% increase in average base rental rates. This compares favorably to 2003, when we had renewed 80% of the square feet coming up for renewal at rental rates that were flat with the expiring rates.

OUR TEAM OF PROFESSIONALS

Results like these do not happen by themselves. It is the result of hard work from a very dedicated and resourceful group of professionals. In conjunction with our purchase of the nine Charter Oak outlet centers, we have added several new professionals to the Tanger team over the last twelve months. We are happy and pleased that they, along with all our other employees, are a part of our organization.

The senior members of our management group average over 21 years of experience in the outlet industry and over 10 years operating as a public company, making us one of the most seasoned management teams in our industry. We promoted three members of our key management group during the year. In April 2004, Jim Williams was named Vice President and Controller. In August 2004 Kevin Dillon was promoted from Vice President to Senior Vice President of Construction and Development and Lisa Morrison was promoted from Vice President to Senior Vice President of Leasing. These promotions reflect each individual's strong capabilities in their respective fields and their many years of service with the company, as well as their ongoing commitment to maintaining our high standards and corporate integrity.

In August 2004, our board of directors welcomed a new member, Allan Schuman, who brings 45 years of executive and management experience to our present board. Allan is currently the Chairman of the Board of Ecolab, Inc. (NYSE: ECL), an international company with approximately $3.9 billion in annual sales and $8.5 billion in market capital. Ecolab currently does business in over 170 countries around the world. We welcome Allan to our board and thank him and our three other independent board members, Jack Africk, Bill Benton and Tom Robinson for their leadership and knowledge during the past year.

OUTLOOK FOR 2005

During 2005 we will continue the predevelopment and pre-leasing of our four announced new sites. Our sites in Charleston, SC and Wisconsin Dells, WI are projected to open in 2006, while our other two sites, one south of Pittsburgh, PA and one in Deer Park, Long Island, NY are projected to open in 2007. While no new sites will open in 2005, you can be assured that a tremendous amount of effort will be made during the year to keep these new projects on track. Our solid balance sheet should allow us to fund this development pipeline and grow accretively while we continue to explore other potential acquisition and disposition opportunities.

We will also continue to focus on the details of our business, doing the blocking and tackling required to keep our existing shopping centers clean, attractive, marketed appropriately and occupied by quality name brand tenants. We will be busy working on over 1.8 million square feet of leases coming up for renewal in 2005 and continuing our efforts to increase occupancy and rental rates during the year. We are off to a good start. We are continuing to drive rents and retain tenants in 2005. As of the end of February 2005, we have executed or have in process approximately 43% of the square feet expiring this year with an average increase on the executed renewals of 6.5%.

We continually look at the way we market and operate each center to find new, innovative ways to generate additional revenue and sales. For over 24 years, we have provided consumers convenient, attractive shopping centers where they buy direct from the manufacturers of leading designer apparel, brand-name footwear, home products, electronics and more. At Tanger Outlet Centers, consumers find quality, selection and great values on merchandise and enjoy excellent customer service. All in an effort to make our customers' shopping experience a more exciting and memorable one, while at the same time, adding incremental value to each shopping center. In the long-term, creating more value in our centers will translate into more value to the company and ultimately more value to you, our shareholders.

As the leaders of your management team and shareholders of your company, we are committed to the energies and passions of creating shareholder value every day.

Sincerely,



Stanley K. Tanger
Founder, Chairman of the Board and Chief Executive Officer



Steven B. Tanger
President and Chief Operating Officer

Tanger Travel Guide

PROPERTY LOCATIONS AT A GLANCE



13-14
Tanger Corporate Offices
Greensboro, NC
ANNTAYLOR
FACTORY STORE
carter's
TOMMY HILFIGE

	Center/Market	Location	Year Opened or Acquired	GLA in Square feet Year End 2004
1	Boaz, AL	I-59	1988	79,575
2	Foley, AL	I-10	2003	535,675
3	Barstow, CA	I-15	1995	108,950
4	Westbrook, CT	I-95	2003	291,051
5	Rehoboth Beach, DE	Rte. 1	2003	568,873
6	Fort Myers, FL	I-75	1998	198,789
7	Commerce I, GA	I-85	1989	185,750
8	Commerce II, GA	I-85	1995	342,556
9	Locust Grove, GA	I-75	1994	247,454
10	Tuscola, IL	I-57	2003	256,514
11	Williamsburg, IA	I-80	1991	277,230
12	Gonzales, LA	I-10	1992	245,199
13	Kittery I, ME	Rte. 1	1986	59,694
14	Kittery II, ME	Rte. 1	1989	24,619
15	Howell, MI	I-96	2002	324,631
16	West Branch, MI	I-75	1991	112,420
17	North Branch, MN	I-35	1992	134,480
18	Branson, MO	Hwy 76	1994	277,883
19	Tilton, NH	I-93	2003	227,998
20	Riverhead, NY	I-495	1993	729,238
21	Blowing Rock, NC	Hwy 321	1997	105,332
22	Burlington, NC	I-85	1981	64,288
23	Nags Head, NC	Hwy 158	1997	82,178
24	Lincoln City, OR	Hwy 101	2003	270,280
25	Lancaster, PA	Rte. 30	1994	255,152
26	Hilton Head, SC	Hwy 278	2003	393,094
27	Myrtle Beach-Hwy 17, SC	Hwy 17	2002	401,992
28	Myrtle Beach-Hwy 501, SC	Hwy 501	2003	427,388
29	Pigeon Forge, TN	Hwy 441	1988	94,694
30	Sevierville, TN	Hwy 441	1997	419,038
31	San Marcos, TX	I-35	1993	442,486
32	Terrell, TX	I-20	1994	177,490
33	Park City, UT	I-80	2003	300,602

Tanger Factory Outlet Centers, Inc.

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission file number 1-11986

TANGER FACTORY OUTLET CENTERS, INC.
(Exact name of Registrant as specified in its charter)

North Carolina (State or other jurisdiction of incorporation or organization)	**56-1815473** (I.R.S. Employer Identification No.)
3200 Northline Avenue **Suite 360** **Greensboro, NC 27408** (Address of principal executive offices)	**(336) 292-3010** (Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Shares, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes_X_ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.[ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Securities and Exchange Act of 1934). Yes X No

The aggregate market value of voting shares held by non-affiliates of the Registrant was approximately $568,705,090 based on the closing price on the New York Stock Exchange for such stock on February 18, 2005.

The number of Common Shares of the Registrant outstanding as of February 1, 2005 was 27,443,016.

Documents Incorporated By Reference

Part III incorporates certain information by reference from the Registrant's definitive proxy statement to be filed with respect to the Annual Meeting of Shareholders to be held May 13, 2005.

PART I

Item 1. Business

The Company

Tanger Factory Outlet Centers, Inc. and subsidiaries, a fully-integrated, self-administered and self-managed real estate investment trust ("REIT"), focuses exclusively on developing, acquiring, owning, operating and managing factory outlet shopping centers. Since entering the factory outlet center business 24 years ago, we have become one of the largest owners and operators of factory outlet centers in the United States. As of December 31, 2004, we owned interests in 33 centers, with a total gross leasable area, or ("GLA"), of approximately 8.7 million square feet, which were 97% occupied. In addition as of December 31, 2004, we managed for a fee three centers, with a total GLA of approximately 105,000 square feet, bringing the total number of centers we operated to 36 with a total GLA of approximately 8.8 million square feet containing over 1,900 stores and representing over 400 store brands.

Our factory outlet centers and other assets are held by, and all of our operations are conducted by, Tanger Properties Limited Partnership and subsidiaries. Accordingly, the descriptions of our business, employees and properties are also descriptions of the business, employees and properties of the Operating Partnership. Unless the context indicates otherwise, the term "Company" refers to Tanger Factory Outlet Centers, Inc. and subsidiaries and the term "Operating Partnership" refers to Tanger Properties Limited Partnership and subsidiaries. The terms "we", "our" and "us" refer to the Company or the Company and the Operating Partnership together, as the text requires.

We own the majority of the units of partnership interest issued by the Operating Partnership (the "Units") through our two wholly-owned subsidiaries, the Tanger GP Trust and the Tanger LP Trust. The Tanger GP Trust controls the Operating Partnership as its sole general partner. The Tanger LP Trust holds a limited partnership interest. The Tanger family, through its ownership of the Tanger Family Limited Partnership ("TFLP"), holds the remaining Units as a limited partner. Stanley K. Tanger, our Chairman of the Board and Chief Executive Officer, is the sole general partner of TFLP.

As of December 31, 2004, our wholly-owned subsidiaries owned 13,721,508 Units and TFLP owned the remaining 3,033,305 Units. The Operating Partnership and TFLP's Units are exchangeable, subject to certain limitations to preserve our status as a REIT, on a two-for-one basis for our common shares. See "Business-The Operating Partnership". As of February 18, 2005, our management beneficially owns approximately 20% of all outstanding common shares (assuming TFLP's Units are exchanged for common shares but without giving effect to the exercise of any outstanding stock and partnership Unit options).

Ownership of our common shares is restricted to preserve our status as a REIT for federal income tax purposes. Subject to certain exceptions, a person may not actually or constructively own more than 4% of our common shares. We also operate in a manner intended to enable us to preserve our status as a REIT, including, among other things, making distributions with respect to our outstanding common shares equal to at least 90% of our taxable income each year.

We are a North Carolina corporation that was formed in March 1993. The executive offices are currently located at 3200 Northline Avenue, Suite 360, Greensboro, North Carolina, 27408 and the telephone number is (336) 292-3010. Our website can be accessed at www.tangeroutlet.com. A copy of our 10-K's, 10-Q's, and 8-K's can be obtained, free of charge, on our website.

Recent Developments

Our Board of Directors declared a 2 for 1 split of the Company's common shares on November 29, 2004, effected in the form of a share dividend, payable on December 28, 2004. All references to the number of shares outstanding, per share amounts and share option data of our common shares have been restated to reflect the effect of the split for all periods presented.

The most significant event of 2004 was the integration of the Charter Oak Partners' portfolio of nine factory outlet centers totaling approximately 3.3 million square feet which was acquired in December 2003. We and an affiliate of Blackstone Real Estate Advisors ("Blackstone") acquired the portfolio through a joint venture in the form of a limited liability company, COROC Holdings, LLC ("COROC"). We own one-third and Blackstone owns two-thirds of the joint venture. We provide operating, management, leasing and marketing services to the properties for a fee.

The purchase price for this transaction was $491.0 million, including the assumption of approximately $186.4 million of cross-collateralized debt which has a stated, fixed interest rate of 6.59% and matures in July 2008. We recorded the debt at its fair value of $198.3 million, with an effective interest rate of 4.97%. Accordingly, a debt premium of $11.9 million was recorded and is being amortized over the life of the debt. We funded the majority of our equity in the joint venture with proceeds from the issuance of 4.6 million common shares in December 2003 at $20.25 per share. The successful equity financing allows us to maintain a strong balance sheet and our current financial flexibility.

Our 50% ownership, unconsolidated joint venture, TWMB Associates, LLC ("TWMB"), completed a 78,000 square foot expansion at its center located in Myrtle Beach, South Carolina. Stores located in the expansion include Banana Republic, GAP, Calvin Klein, Anne Taylor, Puma, Guess and Jones, NY and others.

We also were successful in divesting of three non-core assets, including our two small properties, located in North Conway, New Hampshire and a property in Dalton, Georgia. We also sold five land parcels located throughout four outlet centers during the year. Net proceeds from these transactions totaled $20.4 million.

We continue our pre-development and leasing of four previously announced sites located in Pittsburgh, Pennsylvania; Deer Park, New York; Charleston, South Carolina; and Wisconsin Dells, Wisconsin, with expected deliveries during 2006 and 2007.

At December 31, 2004, we had ownership interests in or management responsibilities for 36 centers in 23 states totaling 8.8 million square feet of operating GLA compared to 40 centers in 23 states totaling 9.3 million square feet of operating GLA as of December 31, 2003. The decrease is due to the following events:

	No. of Centers	GLA (000's)	States
As of December 31, 2003	40	9,330	23
New development expansion:			
Myrtle Beach Hwy 17, South Carolina - (unconsolidated joint venture)	---	78	---
Dispositions:			
North Conway, New Hampshire (wholly-owned)	(2)	(62)	---
Dalton, Georgia (wholly-owned)	(1)	(173)	---
Vero Beach, Florida (managed)	(1)	(329)	---
As of December 31, 2004	36	8,844	23

During 2004, we continued to utilize multiple sources of capital. We completed the following liquidity transactions during the year:

- In December 2003, we completed a public offering of 4.6 million common shares at a price of $20.25 per share, receiving net proceeds of approximately $88.0 million. The net proceeds were used together with other available funds to fund our portion of the equity required to acquire the Charter Oak portfolio of outlet shopping centers as mentioned above and for general corporate purposes. In addition in January 2004, the underwriters of the December 2003 offering exercised in full their over-allotment option to purchase an additional 690,000 common shares at the offering price of $20.25 per share. We received net proceeds of approximately $13.2 million from the exercise of the over-allotment.

- In September 2004, we obtained the release of two properties which had been securing $53.5 million in mortgage loans with Wells Fargo Bank, thus creating an unsecured note with Wells Fargo Bank for the same face amount.

- Also in September 2004, we obtained the release of the Dalton, Georgia property mentioned above which served as collateral in a cross-collateralized mortgage with John Hancock Life Insurance Company ("John Hancock") along with several other properties. Upon its disposition, the Dalton property was released as collateral and replaced with a $6.4 million standby letter of credit issued by Bank of America. The letter of credit includes an issuance fee of 1.25% annually. The required amount of the letter of credit decreases ratably over the remaining term of the John Hancock mortgage which matures in April 2009. Throughout the term of the letter of credit, its required amount serves as a reduction in the amount available under our unsecured $50 million line of credit with Bank of America.

- In October 2004, we retired $47.5 million, 7.875% unsecured notes which matured on October 24, 2004 with proceeds from our property and land parcel sales and amounts available under our unsecured lines of credit.

- During 2004, we obtained an additional $25 million unsecured line of credit from Citicorp North America, Inc., a subsidiary of Citigroup; bringing the total committed unsecured lines of credit to $125 million. In addition, we completed the extension of the maturity dates on all of our lines of credit with Bank of America, Wachovia Corporation, Wells Fargo Bank and Citigroup until June of 2007.

The Factory Outlet Concept

Factory outlets are manufacturer-operated retail stores that sell primarily first quality, branded products at significant discounts from regular retail prices charged by department stores and specialty stores. Factory outlet centers offer numerous advantages to both consumers and manufacturers. Manufacturers selling in factory outlet stores are often able to charge customers lower prices for brand name and designer products by eliminating the third party retailer. Factory outlet centers also typically have lower operating costs than other retailing formats, which enhance the manufacturer's profit potential. Factory outlet centers enable manufacturers to optimize the size of production runs while continuing to maintain control of their distribution channels. In addition, factory outlet centers benefit manufacturers by permitting them to sell out-of-season, overstocked or discontinued merchandise without alienating department stores or hampering the manufacturer's brand name, as is often the case when merchandise is distributed via discount chains.

We believe that factory outlet centers continue to present attractive opportunities for capital investment, particularly with respect to strategic re-merchandising plans and expansions of existing centers. We believe that under present conditions such development or expansion costs, coupled with current market lease rates, permit attractive investment returns. We further believe, based upon our contacts with present and prospective tenants, that many companies, including prospective new entrants into the factory outlet business, desire to open a number of new factory outlet stores in the next several years, particularly in markets where there are successful factory outlet centers in which such companies do not have a significant presence or where there are few factory outlet centers.

Our Factory Outlet Centers

Each of our factory outlet centers carries the Tanger brand name. We believe that national manufacturers and consumers recognize the Tanger brand as one that provides factory outlet shopping centers where consumers can trust the brand, quality and price of the merchandise they purchase directly from the manufacturers.

As one of the original participants in this industry, we have developed long-standing relationships with many national and regional manufacturers. Because of our established relationships with many manufacturers, we believe we are well positioned to capitalize on industry growth.

Our factory outlet centers range in size from 24,619 to 729,238 square feet of GLA and are typically located at least 10 miles from major department stores and manufacturer-owned, full-price retail stores. Manufacturers prefer these locations so that they do not compete directly with their major customers and their own stores. Many of our factory outlet centers are located near tourist destinations to attract tourists who consider shopping to be a recreational activity. Our centers are typically situated in close proximity to interstate highways that provide accessibility and visibility to potential customers.

As of February 1, 2005, we had a diverse tenant base comprised of over 400 different well-known, upscale, national designer or brand name concepts, such as Liz Claiborne, GAP, Polo Ralph Lauren, Reebok, Tommy Hilfiger, Nautica, Coach Leatherware and Brooks Brothers. Most of the factory outlet stores are directly operated by the respective manufacturer.

No single tenant (including affiliates) accounted for 10% or more of combined base and percentage rental revenues during 2004, 2003 and 2002. As of February 1, 2005, our largest tenant, including all of its store concepts, accounted for approximately 6.7% of our GLA. Because our typical tenant is a large, national manufacturer, we have not experienced any significant problems with respect to rent collections or lease defaults.

Revenues from fixed rents and operating expense reimbursements accounted for approximately 89% of our total revenues in 2004. Revenues from contingent sources, such as percentage rents, vending income and miscellaneous income, accounted for approximately 11% of 2004 revenues. As a result, only small portions of our revenues are dependent on contingent revenue sources.

Business History

Stanley K. Tanger, the Company's founder, Chairman and Chief Executive Officer, entered the factory outlet center business in 1981. Prior to founding our company, Stanley K. Tanger and his son, Steven B. Tanger, our President and Chief Operating Officer, built and managed a successful family owned apparel manufacturing business, Tanger/Creighton Inc. ("Tanger/Creighton"), which business included the operation of five factory outlet stores. Based on their knowledge of the apparel and retail industries, as well as their experience operating Tanger/Creighton's factory outlet stores, they recognized that there would be a demand for factory outlet centers where a number of manufacturers could operate in a single location and attract a large number of shoppers.

In 1981, Stanley K. Tanger began developing successful factory outlet centers. Steven B. Tanger joined the company in 1986 and by June 1993, the Tangers had developed 17 centers with a total GLA of approximately 1.5 million square feet. In June 1993, we completed our initial public offering, making Tanger Factory Outlet Centers, Inc. the first publicly traded outlet center company. Since our initial public offering, we have grown our portfolio through strategic development and acquisitions.

Since entering the factory outlet business 24 years ago, we have become one of the largest owner operators of factory outlet centers in the country. As of December 31, 2004, we owned interests in 33 shopping centers, with a total GLA of approximately 8.7 million square feet, which were 97% occupied. In addition as of December 31, 2004, we managed for a fee three shopping centers, with a total GLA of approximately 105,000 square feet, bringing the total number of centers we operated to 36 with a total GLA of approximately 8.8 million square feet containing over 1,900 stores and representing over 400 store brands.

Business, Growth and Operating Strategy

BUSINESS STRATEGY

We maintain strong tenant relationships with high volume manufacturers and retailers that have a selective presence in the outlet industry, such as GAP, Tommy Hilfiger, Polo Ralph Lauren, Nautica, Coach Leatherware, Brooks Brothers and Nike. These relationships help solidify our position in the manufacturer outlet business.

As of December 31, 2004, our portfolio of properties was 97% occupied with average tenant sales of $310 per square foot. Our properties have had an occupancy rate on December 31st of 95% or greater for the last 24 years. The ability to achieve such a goal is a testament to the relationships and quality of our centers.

We are a very experienced company within the outlet industry with over 24 years of experience in the sector and over 10 years as a public company. We have a seasoned team of real estate professionals averaging over 24 years in the outlet industry. We believe our competitive advantage in the manufacturers' outlet business is a result of our experience in the business, long-standing relationships with tenants and expertise in the development and operation of manufacturers' outlet centers.

GROWTH STRATEGY

We seek growth through increasing rents in our existing centers; developing new centers and expanding existing centers; and acquiring centers.

Increasing Rents at Existing Centers
Our leasing strategy includes aggressively marketing available space and maintaining a high level of occupancy; providing for inflation-based contractual rent increases or periodic fixed contractual rent increases in substantially all leases; renewing leases at higher base rents per square-foot; re-tenanting space occupied by under performing tenants and continuing to sign leases that provide for percentage rents.

Developing New Centers and Expanding Existing Centers
We believe that there continues to be significant opportunities to develop manufacturers' outlet centers across the United States of America. We intend to undertake such development selectively, and believe that we will have a competitive advantage in doing so as a result of our development expertise, tenant relationships and access to capital. We expect that the development of new centers and the expansion of existing centers will continue to be a substantial part of our growth strategy. We believe that our development experience and strong tenant relationships enable us to determine site viability on a timely and cost-effective basis. However, there can be no assurance that any development or expansion projects will be commenced or completed as scheduled.

We typically seek opportunities to develop or acquire new centers in locations that have at least 1 million people residing within an hour's drive, an average household income within a 30-mile radius of at least $50,000 per year and access to frontage on a major or interstate highway with a traffic count of at least 45,000 cars per day. We also seek to enhance our customer base by developing centers near or at established tourist destinations with at least 5 million annual visitors. Our current goal is to target sites that are large enough to support centers with approximately 75 stores totaling at least 300,000 square feet of GLA.

We generally pre-lease at least 50% of the space in each center prior to acquiring the site and beginning construction. Construction of a new factory outlet center has normally taken us nine to twelve months from groundbreaking to the opening of the first tenant store. Construction of expansions to existing properties typically takes less time, usually between six to nine months.

Acquiring Centers
We may selectively acquire individual properties or portfolios of properties that meet our strategic investment criteria as suitable opportunities arise. We believe that our extensive experience in the outlet center business, access to capital markets, familiarity with real estate markets and management experience will allow us to evaluate and execute our acquisition strategy successfully. Furthermore, we believe that we will be able to enhance the operation of acquired properties as a result of our strong tenant relationships as has been the result in 2004 with the Charter Oak property portfolio. However, there can be no assurance that any acquisitions will be consummated or, if consummated, will result in a positive return on investment to us.

OPERATING STRATEGY

Our primary business objective is to enhance the value of our properties and operations by increasing cash flow. We plan to achieve this objective through continuing efforts to improve tenant sales and profitability, and to enhance the opportunity for higher base and percentage rents.

Leasing
We pursue an active leasing strategy through long-standing relationships with a broad range of tenants including manufacturers of men's, women's and children's ready-to-wear, lifestyle apparel, footwear, accessories, tableware, housewares, linens and domestic goods. Key tenants are placed in strategic locations to draw customers into each center and to encourage shopping at more than one store. We continually monitor tenant mix, store size, store location and sales performance, and work with tenants to improve each center through re-sizing, re-location and joint promotion.

Marketing
We develop branded property-specific marketing plans annually to deliver the message of superior outlet brand name assortment, selection and savings. We closely examine our plans each year to ensure we are hitting the right markets and shoppers with the right message to drive traffic to our centers nationwide. Our plans include strategic advertising, enticing promotions, incentives and events to targeted audiences for meaningful and measurable results. Customer satisfaction and retention are always a high priority. The majority of consumer-marketing expenses incurred by the Company are reimbursable by tenants.

Capital Strategy

We achieve a strong and flexible financial position by: (1) managing our leverage position relative to our portfolio when pursuing new development and expansion opportunities, (2) extending and sequencing debt maturities, (3) managing our interest rate risk through a proper mix of fixed and variable rate debt, (4) maintaining our liquidity by having available lines of credit and (5) preserving internally generated sources of capital by strategically divesting our underperforming assets, maintaining a conservative distribution payout ratio and reinvesting a significant portion of our cash flow into our portfolio.

We intend to retain the ability to raise additional capital, including public debt or equity, to pursue attractive investment opportunities that may arise and to otherwise act in a manner that we believe to be in our shareholders' best interests. Prior to the 2002, 2003 and 2004 common share offerings, we had established a shelf registration to allow us to issue up to $400 million in either all debt or all equity or any combination thereof. In September 2002, we completed a public offering of 2.0 million common shares at a price of $14.625 per share, receiving net proceeds of approximately $28.0 million. We used the net proceeds, together with other available funds, to acquire one outlet center in Howell, Michigan, to reduce the outstanding balance on our lines of credit and for general corporate purposes. In December 2003, we completed a public offering of 4.6 million common shares at a price of $20.25 per share, receiving net proceeds of approximately $88.0 million. The net proceeds were used together with other available funds to finance our portion of the equity required to acquire the Charter Oak portfolio of outlet shopping centers and for general corporate purposes. In addition in January 2004, the underwriters of the December 2003 offering exercised in full their over-allotment option to purchase an additional 690,000 common shares at the offering price of $20.25 per share. We received net proceeds of approximately $13.2 million from the exercise of the over-allotment. To generate capital to reinvest into other attractive investment opportunities, we may also consider the use of additional operational and developmental joint ventures, selling certain properties that do not meet our long-term investment criteria as well as selling outparcels on existing properties.

We maintain unsecured, revolving lines of credit that provide for unsecured borrowings up to $125 million at December 31, 2004, an increase of $25 million in capacity from December 31, 2003. During 2004, we extended the maturity of all lines of credit to June 30, 2007. Based on cash provided by operations, existing credit facilities, ongoing negotiations with certain financial institutions and our ability to sell debt or equity subject to market conditions, we believe that we have access to the necessary financing to fund the planned capital expenditures during 2005.

The Operating Partnership

Our centers and other assets are held by, and all of our operations are conducted by, the Operating Partnership. As of December 31, 2004, our wholly-owned subsidiaries owned 13,721,508 Units and TFLP owned the remaining 3,033,305 Units. The Operating Partnership and TFLP's Units are exchangeable, subject to certain limitations to preserve our status as a REIT, on a two-for-one basis for our common shares.

Competition

We carefully consider the degree of existing and planned competition in a proposed area before deciding to develop, acquire or expand a new center. Our centers compete for customers primarily with factory outlet centers built and operated by different developers, traditional shopping malls and full- and off-price retailers. However, we believe that the majority of our customers visit factory outlet centers because they are intent on buying name-brand products at discounted prices. Traditional full- and off-price retailers are often unable to provide such a variety of name-brand products at attractive prices.

Tenants of factory outlet centers typically avoid direct competition with major retailers and their own specialty stores, and, therefore, generally insist that the outlet centers be located not less than 10 miles from the nearest major department store or the tenants' own specialty stores. For this reason, our centers compete only to a very limited extent with traditional malls in or near metropolitan areas.

We compete favorably with two large national owners of factory outlet centers and numerous small owners. During the last several years, the factory outlet industry has been consolidating with smaller, less capitalized operators struggling to compete with, or being acquired by, larger, national factory outlet operators. Since 1997 the number of factory outlet centers in the United States has decreased while the average size factory outlet center has increased. During this period of consolidation, the high barriers to entry in the factory outlet industry, including the need for extensive relationships with premier brand name manufacturers, have minimized the number of new factory outlet centers. This consolidation trend and the high barriers to entry, along with our national presence, access to capital and extensive tenant relationships, have allowed us to grow our business and improve our market position.

Corporate and Regional Headquarters

We rent space in an office building in Greensboro, North Carolina in which our corporate headquarters are located. In addition, we rent a regional office in New York City, New York under a lease agreement and sublease agreement, respectively, to better service our principal fashion-related tenants, many of whom are based in and around that area.

We maintain offices and employ on-site managers at 31 centers. The managers closely monitor the operation, marketing and local relationships at each of their centers.

Insurance

We believe that as a whole our properties are covered by adequate comprehensive liability, fire, flood and extended loss insurance provided by reputable companies with commercially reasonable and customary deductibles and limits. Specified types and amounts of insurance are required to be carried by each tenant under their lease agreement with us. There are however, types of losses, like those resulting from wars or earthquakes, which may either be uninsurable or not economically insurable in some or all of our locations. An uninsured loss could result in a loss to us of both our capital investment and anticipated profits from the affected property.

Employees

As of February 1, 2005, we had 188 full-time employees, located at our corporate headquarters in North Carolina, our regional office in New York and our 31 business offices. At that date, we also employed 219 part-time employees at various locations.

Item 2. Properties

As of February 1, 2005, our portfolio consisted of 36 centers totaling 8.8 million square feet of GLA located in 23 states. We owned interests in 33 centers with a total GLA of approximately 8.7 million square feet and managed for a fee three centers with a total GLA of approximately 105,000 square feet. Our centers range in size from 24,619 to 729,238 square feet of GLA. These centers are typically strip shopping centers that enable customers to view all of the shops from the parking lot, minimizing the time needed to shop. The centers are generally located near tourist destinations or along major interstate highways to provide visibility and accessibility to potential customers.

We believe that the centers are well diversified geographically and by tenant and that we are not dependent upon any single property or tenant. Our Riverhead, New York center is the only property that represented more than 10% of our 2004 annual consolidated gross revenues. No center represented more than 10% of our consolidated total assets as of December 31, 2004. See "Business and Properties - Significant Property.

We have an ongoing strategy of acquiring centers, developing new centers and expanding existing centers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for a discussion of the cost of such programs and the sources of financing thereof.

Certain of our centers serve as collateral for mortgage notes payable. Of the 33 centers that we have ownership interests in, we own the land underlying 28 and have ground leases on five. The land on which the Pigeon Forge and Sevierville centers are located are subject to long-term ground leases expiring in 2086 and 2046, respectively. The land parcel on which the original Riverhead Center is located, approximately 47 acres, is also subject to a ground lease with an initial term that was automatically renewed for an additional five years in 2004, with renewal at our option for up to six more additional terms of five years each. Terms on the Riverhead Center ground lease are renewed automatically unless we give notice otherwise. The land parcel on which the Riverhead Center expansion is located, containing approximately 43 acres, is owned by us. The land parcel on which the Myrtle Beach center is located, is also subject to a ground lease with an initial term expiring in 2026, with renewal at TWMB's option for up to seven additional terms of ten years each. The 2.7 acre land parcel on which part of the Rehoboth Beach center is located, is also subject to a ground lease with an initial term expiring in 2044, with renewal at our option for additional terms of twenty years each.

The term of our typical tenant lease averages approximately five years. Generally, leases provide for the payment of fixed monthly rent in advance. There are often contractual base rent increases during the initial term of the lease. In addition, the rental payments are customarily subject to upward adjustments based upon tenant sales volume. Most leases provide for payment by the tenant of real estate taxes, insurance, common area maintenance, advertising and promotion expenses incurred by the applicable center. As a result, substantially all operating expenses for the centers are borne by the tenants.

The table set forth below summarizes certain information with respect to our existing centers, excluding centers we manage but in which we have no ownership interests, as of February 1, 2005.

Location of Centers (as of February 1, 2005)

State	Number of Centers	GLA (sq. ft.)	% of GLA
South Carolina (1)(2)	3	1,222,474	14
Georgia	3	775,760	9
New York	1	729,238	8
Texas	2	619,976	7
Alabama (2)	2	615,126	7
Delaware (2)	1	568,873	7
Tennessee	2	513,732	6
Michigan	2	437,051	5
Utah (2)	1	300,602	3
Connecticut (2)	1	291,051	3
Missouri	1	277,883	3
Iowa	1	277,230	3
Oregon (2)	1	270,280	3
Illinois (2)	1	256,514	3
Pennsylvania	1	255,152	3
Louisiana	1	245,199	3
New Hampshire (2)	1	227,998	3
Florida	1	198,924	2
North Carolina	2	187,510	2
Indiana	1	141,051	2
Minnesota	1	134,480	2
California	1	108,950	1
Maine	2	84,313	1
Total	33	8,739,367	100

(1) Includes one center in Myrtle Beach, SC of which we own a 50% interest through a joint venture arrangement.

(2) Includes centers from the Charter Oak portfolio acquired on December 19, 2003 of which we own a one-third interest through a joint venture arrangement.

The table set forth below summarizes certain information with respect to our existing centers, excluding centers we manage but in which we have no ownership interests, as of February 1, 2005. Except as noted, all properties are fee owned.

Location	GLA (sq. ft.)	% Occupied
Riverhead, NY (1)	729,238	98
Rehoboth, DE (1) (3)	568,873	99
Foley, AL (3)	535,551	96
San Marcos, TX	442,486	99
Myrtle Beach 501, SC (3)	427,388	91
Sevierville, TN (1)	419,038	99
Myrtle Beach 17, SC (1) (2)	401,992	99
Hilton Head, SC (3)	393,094	90
Commerce II, GA	342,556	98
Howell, MI	324,631	98
Park City, UT (3)	300,602	94
Westbrook, CT (3)	291,051	91
Branson, MO	277,883	100
Williamsburg, IA	277,230	99
Lincoln City, OR (3)	270,280	95
Tuscola, IL (3)	256,514	78
Lancaster, PA	255,152	98
Locust Grove, GA	247,454	98
Gonzales, LA	245,199	98
Tilton, NH (3)	227,998	97
Fort Meyers, FL	198,924	93
Commerce I, GA	185,750	79
Terrell, TX	177,490	97
Seymour, IN	141,051	82
North Branch, MN	134,480	100
West Branch, MI	112,420	98
Barstow, CA	108,950	100
Blowing Rock, NC	105,332	100
Pigeon Forge, TN (1)	94,694	96
Nags Head, NC	82,178	100
Boaz, AL	79,575	95
Kittery I, ME	59,694	100
Kittery II, ME	24,619	100
	8,739,367	96

(1) These properties or a portion thereof are subject to a ground lease.

(2) Represents property that is currently held through an unconsolidated joint venture in which we own a 50% interest. The joint venture had $35.1 million of construction loan debt as of December 31, 2004.

(3) Represents properties that are currently held through a consolidated joint venture in which we own a one-third interest.

The table set forth below summarizes certain information related to GLA and debt with respect to our existing centers in which we consolidate for financial reporting purposes as of December 31, 2004.

Location	GLA (sq. ft.)	Mortgage Debt (000's) as of December 31, 2004	Interest Rate	Maturity Date
Lancaster, PA	255,152	$13,807	9.770%	4/10/2005
Commerce I, GA	185,750	7,291	9.125%	9/10/2005
Williamsburg, IA	277,230			
San Marcos I, TX	221,049			
West Branch, MI	112,420			
Kittery I, ME	59,694			
	670,393	60,408	7.875%	4/01/2009
San Marcos II, TX	221,437	18,433	7.980%	4/01/2009
Blowing Rock, NC	105,332	9,366	8.860%	9/01/2010
Nags Head, NC	82,178	6,356	8.860%	9/01/2010
Rehoboth Beach, DE	568,873			
Foley, AL	535,675			
Myrtle Beach Hwy 501, SC	427,388			
Hilton Head, SC	393,094			
Park City, UT	300,602			
Westbrook, CT	291,051			
Lincoln City, OR	270,280			
Tuscola, IL	256,514			
Tilton, NH	227,998			
	3,271,475	183,335	6.590%	7/10/2008
Debt premium		9,346		
Totals	4,791,717	$308,342		

Lease Expirations

The following table sets forth, as of February 1, 2005, scheduled lease expirations, assuming none of the tenants exercise renewal options for our existing centers, excluding centers we manage but in which we have no ownership interests. Most leases are renewable for five year terms at the tenant's option.

Year	No. of Leases Expiring[(1)]	Approx. GLA (sq. ft.) [(1)]	Average Annualized Base Rent per sq. ft.	Annualized Base Rent[(2)]	% of Gross Annualized Base Rent Represented by Expiring Leases
2005	268	1,119,000 (3)	$ 14.17	$ 15,858,000	13
2006	402	1,665,000	15.22	25,348,000	21
2007	358	1,539,000	15.16	23,333,000	19
2008	275	1,212,000	16.26	19,713,000	16
2009	271	1,177,000	15.24	17,938,000	15
2010	129	540,000	16.97	9,161,000	8
2011	34	248,000	14.03	3,479,000	3
2012	27	217,000	12.50	2,712,000	2
2013	16	82,000	18.66	1,530,000	1
2014	13	57,000	15.77	899,000	1
2015 & thereafter	19	94,000	13.57	1,276,000	1
Total	1,812	7,950,000	$ 15.25	$ 121,247,000	100

(1) Excludes leases that have been entered into but which tenant has not yet taken possession, vacant suites, space under construction, temporary leases and month-to-month leases totaling in the aggregate approximately 789,000 square feet.
(2) Base rent is defined as the minimum payments due, excluding periodic contractual fixed increases and rents calculated based on a percentage of tenants' sales.
(3) As of February 1, 2005, approximately 689,000 square feet of the 1,891,000 square feet scheduled to expire in 2005 had already renewed.

Rental and Occupancy Rates

The following table sets forth information regarding the expiring leases during each of the last five calendar years for our existing centers, excluding centers we manage but in which we have no ownership interests.

	Total Expiring		Renewed by Existing Tenants		Re-leased to New Tenants	
Year	GLA (sq. ft.)	% of Total Center GLA	GLA (sq. ft.)	% of Expiring GLA	GLA (sq. ft.)	% of Expiring GLA
2004	1,790,000	20	1,571,000	88	94,000	5
2003	1,070,000	12	854,000	80	49,000	5
2002	935,000	16	819,000	88	56,000	6
2001	684,000	13	560,000	82	55,000	8
2000	690,000	13	520,000	75	68,000	10

The following table sets forth the average base rental rate increases per square foot upon re-leasing stores that were turned over or renewed during each of the last five calendar years for our existing centers, excluding centers we manage but in which we have no ownership interests.

	Renewals of Existing Leases				Stores Re-leased to New Tenants [1]			
		Average Annualized Base Rents ($ per sq. ft.)				Average Annualized Base Rents ($ per sq. ft.)		
Year	GLA (sq. ft.)	Expiring	New	% Increase	GLA (sq. ft.)	Expiring	New	% Increase
2004	1,571,000	$13.63	$14.40	6	427,000	$16.43	$17.27	5
2003	854,000	13.29	13.32	--	272,000	16.47	$17.13	4
2002	819,000	14.86	15.02	1	229,000	15.14	$15.74	4
2001	560,000	14.08	14.89	6	269,000	14.90	16.43	10
2000	520,000	13.66	14.18	4	303,000	14.68	15.64	7

(1) The square footage released to new tenants for2004, 2003, 2002, 2001 and 2000 contains 94,000, 49,000, 56,000, 55,000 and 68,000 square feet, respectively, that was released to new tenants upon expiration of an existing lease during the current year.

Occupancy Costs

We believe that our ratio of average tenant occupancy cost (which includes base rent, common area maintenance, real estate taxes, insurance, advertising and promotions) to average sales per square foot is low relative to other forms of retail distribution. The following table sets forth, for each of the last five years, tenant occupancy costs per square foot as a percentage of reported tenant sales per square foot for our existing centers, excluding centers we manage but in which we have no ownership interests.

Year	Occupancy Costs as a % of Tenant Sales
2004	7.3
2003	7.4
2002	7.2
2001	7.1
2000	7.4

Tenants

The following table sets forth certain information with respect to our ten largest tenants and their store concepts as of February 1, 2005 for our existing centers, excluding centers we manage but in which we have no ownership interests.

Tenant	Number of Stores	GLA (sq. ft.)	% of Total GLA
The Gap, Inc.:			
GAP	26	233,890	2.7
Old Navy	16	231,801	2.7
Banana Republic	14	112,092	1.3
Baby Gap	1	3,885	---
Gap Kids	1	3,142	---
	58	584,810	6.7
Phillips-Van Heusen Corporation:			
Bass Shoe	29	191,873	2.2
Van Heusen	28	121,247	1.4
Geoffrey Beene Co. Store	16	61,140	0.7
Calvin Klein, Inc.	8	44,692	0.5
Izod	14	36,180	0.4
	95	455,132	5.2
Liz Claiborne:			
Liz Claiborne	28	316,014	3.6
Liz Claiborne Women	7	24,284	0.3
Dana Buchman	3	6,975	0.1
Ellen Tracy	2	6,656	0.1
DKNY Jeans	3	5,820	0.1
Special Brands By Liz Claiborne	1	3,780	---
Claiborne Mens	1	3,100	---
	45	366,629	4.2
VF Factory Outlet:			
VF Factory Outlet, Inc	7	184,122	2.1
Nautica Factory Stores	22	97,686	1.1
Vans	4	9,415	0.1
Nautica Kids	2	5,841	0.1
	35	297,064	3.4
Reebok International, Ltd.:			
Reebok	26	224,852	2.6
Rockport	4	11,900	0.1
Greg Norman	1	3,000	---
	31	239,752	2.7
Dress Barn Inc.	30	220,119	2.5
Retail Brand Alliance, Inc.:			
Casual Corner	16	119,197	1.4
Brooks Brothers	11	66,840	0.8
Petite Sophisticate	4	11,488	0.1
Casual Corner Woman	4	10,500	0.1
Adrienne Vitadini	2	9,494	0.1
	37	217,519	2.5
Polo Ralph Lauren:			
Polo Ralph Lauren	21	183,569	2.1
Polo Jeans Outlet	3	11,500	0.1
	24	195,069	2.2
Jones Retail Corporation:			
Jones NY	17	58,511	0.7
Nine West	21	53,477	0.6
Easy Spirit	14	39,896	0.5
Kasper	11	28,238	0.3
Anne Klein	2	4,855	0.1
	65	184,977	2.2
Brown Group Retail, Inc:			
Factory Brand Shoe	23	133,824	1.5
Naturalizer	15	39,856	0.5
	38	173,680	2.0
Total of all tenants listed in table	458	2,934,751	33.6

Significant Property

The center in Riverhead, New York is our only center that comprises more than 10% of our consolidated total gross revenues for the year ended December 31, 2004. No center represents more than 10% of our consolidated total assets as of December 31, 2004. The Riverhead center represented 13% of our consolidated gross revenue for the year ended December 31, 2004. The Riverhead center was originally constructed in 1994 and now totals 729,238 square feet.

Tenants at the Riverhead center principally conduct retail sales operations. The occupancy rate as of the end of 2004, 2003 and 2002 was 99%, 100% and 100%, respectively. Average annualized base rental rates during 2004, 2003 and 2002 were $21.39, $20.90 and $19.71 per weighted average GLA, respectively.

Depreciation on the Riverhead center is recognized on a straight-line basis over 33.33 years, resulting in a depreciation rate of 3% per year. At December 31, 2004, the net federal tax basis of this center was approximately $76.1 million. Real estate taxes assessed on this center during 2004 amounted to $3.8 million. Real estate taxes for 2005 are estimated to be approximately $3.9 million.

The following table sets forth, as of February 1, 2005, scheduled lease expirations at the Riverhead center assuming that none of the tenants exercise renewal options:

Year	No. of Leases Expiring [1]	GLA (sq. ft.) [1]	Annualized Base Rent per sq. ft.	Annualized Base Rent [2]	% of Gross Annualized Base Rent Represented by Expiring Leases
2005	7	39,000	$ 18.00	$ 702,000	5
2006	14	56,000	20.21	1,132,000	8
2007	48	174,000	22.99	4,000,000	27
2008	27	111,000	22.81	2,532,000	17
2009	30	152,000	18.24	2,772,000	19
2010	11	49,000	27.57	1,351,000	9
2011	4	41,000	16.51	677,000	5
2012	4	30,000	12.73	382,000	3
2013	3	35,000	19.20	672,000	4
2014	2	7,000	22.57	158,000	1
2015 and thereafter	3	14,000	20.86	292,000	2
Total	153	708,000	$ 20.72	$ 14,670,000	100

(1) Excludes leases that have been entered into but which tenant has not taken possession, vacant suites, temporary leases and month-to-month leases totaling in the aggregate approximately 21,000 square feet.

(2) Base rent is defined as the minimum payments due, excluding periodic contractual fixed increases and rents calculated based on a percentage of tenants' sales.

Item 3. Legal Proceedings

We are subject to legal proceedings and claims that have arisen in the ordinary course of our business and have not been finally adjudicated. In our opinion, the ultimate resolution of these matters will have no material effect on our results of operations or financial condition.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders, through solicitation of proxies or otherwise, during the fourth quarter of the fiscal year ended December 31, 2004.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth certain information concerning our executive officers:

NAME	AGE	POSITION
Stanley K. Tanger	81	Founder, Chairman of the Board of Directors and Chief Executive Officer
Steven B. Tanger	56	Director, President and Chief Operating Officer
Frank C. Marchisello, Jr.	46	Executive Vice President - Chief Financial Officer
Rochelle G. Simpson	65	Secretary and Executive Vice President - Administration and Finance
Willard A. Chafin, Jr.	67	Executive Vice President - Leasing, Site Selection, Operations and Marketing
Joseph H. Nehmen	56	Senior Vice President - Operations
Carrie A. Warren	42	Senior Vice President - Marketing
Kevin M. Dillon	46	Senior Vice President – Construction and Development
Lisa J. Morrison	45	Senior Vice President – Leasing
Virginia R. Summerell	46	Treasurer and Assistant Secretary
James F. Williams	40	Vice President - Controller

The following is a biographical summary of the experience of our executive officers:

Stanley K. Tanger. Mr. Tanger is the founder, Chief Executive Officer and Chairman of the Board of Directors of the Company. He also served as President from inception of the Company to December 1994. Mr. Tanger opened one of the country's first outlet shopping centers in Burlington, North Carolina in 1981. Before entering the factory outlet center business, Mr. Tanger was President and Chief Executive Officer of his family's apparel manufacturing business, Tanger/Creighton, Inc., for 30 years.

Steven B. Tanger. Mr. Tanger is a director of the Company and was named President and Chief Operating Officer effective January 1, 1995. Previously, Mr. Tanger served as Executive Vice President since joining the Company in 1986. He has been with Tanger-related companies for most of his professional career, having served as Executive Vice President of Tanger/Creighton for 10 years. He is responsible for all phases of project development, including site selection, land acquisition and development, leasing, marketing and overall management of existing outlet centers. Mr. Tanger is a graduate of the University of North Carolina at Chapel Hill and the Stanford University School of Business Executive Program. Mr. Tanger is the son of Stanley K. Tanger.

Frank C. Marchisello, Jr. Mr. Marchisello was named Executive Vice President and Chief Financial Officer in April 2003. Previously he was named Senior Vice President and Chief Financial Officer in January 1999 after being named Vice President and Chief Financial Officer in November 1994. Previously, he served as Chief Accounting Officer since joining the Company in January 1993 and Assistant Treasurer since February 1994. He was employed by Gilliam, Coble & Moser, certified public accountants, from 1981 to 1992, the last six years of which he was a partner of the firm in charge of various real estate clients. Mr. Marchisello is a graduate of the University of North Carolina at Chapel Hill and is a certified public accountant.

Rochelle G. Simpson. Ms. Simpson was named Executive Vice President - Administration and Finance in January 1999. She previously held the position of Senior Vice President - Administration and Finance since October 1995. She is also the Secretary of the Company and previously served as Treasurer from May 1993 through May 1995. She entered the factory outlet center business in January 1981, in general management and as chief accountant for Stanley K. Tanger and later became Vice President - Administration and Finance of the Predecessor Company.

Willard A. Chafin, Jr. Mr. Chafin was named Executive Vice President - Leasing, Site Selection, Operations and Marketing of the Company in January 1999. Mr. Chafin previously held the position of Senior Vice President - Leasing, Site Selection, Operations and Marketing since October 1995. He joined the Company in April 1990, and since has held various executive positions where his major responsibilities included supervising the Marketing, Leasing and Property Management Departments, and leading the Asset Management Team. Prior to joining the Company, Mr. Chafin was the Director of Store Development for the Sara Lee Corporation, where he spent 21 years. Before joining Sara Lee, Mr. Chafin was employed by Sears Roebuck & Co. for nine years in advertising/sales promotion, inventory control and merchandising.

Joseph H. Nehmen. Mr. Nehmen was named Senior Vice President - Operations in January 1999. He joined the Company in September 1995 and was named Vice President of Operations in October 1995. Mr. Nehmen has over 20 years experience in private business. Prior to joining Tanger, Mr. Nehmen was owner of Merchants Wholesaler, a privately held distribution company in St. Louis, Missouri. He is a graduate of Washington University. Mr. Nehmen is the son-in-law of Stanley K. Tanger and brother-in-law of Steven B. Tanger.

Carrie A. Warren. Ms. Warren was named Senior Vice President - Marketing in May 2000. Previously, she held the position of Vice President – Marketing since September 1996 and Assistant Vice President - Marketing since joining the Company in December 1995. Prior to joining Tanger, Ms. Warren was with Prime Retail, L.P. for 4 years where she served as Regional Marketing Director responsible for coordinating and directing marketing for five outlet centers in the southeast region. Prior to joining Prime Retail, L.P., Ms. Warren was Marketing Manager for North Hills, Inc. for five years and also served in the same role for the Edward J. DeBartolo Corp. for two years. Ms. Warren is a graduate of East Carolina University.

Kevin M. Dillon. Mr. Dillon was named Senior Vice President – Construction and Development in August 2004. Previously, he held the positions of Vice President – Construction and Development from May 2002 to August 2004, Vice President – Construction from October 1997 to May 2002, Director of Construction from September 1996 to October 1997 and Construction Manager from November 1993, the month he joined the Company, to September 1996. Prior to joining the Company, Mr. Dillon was employed by New Market Development Company for six years where he served as Senior Project Manager. Prior to joining New Market, Mr. Dillon was the Development Director of Western Development Company where he spent 6 years.

Lisa J. Morrison. Ms. Morrison was named Senior Vice President – Leasing in August 2004. Previously, she held the positions of Vice President – Leasing from May 2001 to August 2004, Assistant Vice President of Leasing from August 2000 to May 2001 and Director of Leasing from April 1999 until August 2000. Prior to joining the Company, Ms. Morrison was employed by the Taubman Company and Trizec Properties, Inc. where she served as a leasing agent. Her major responsibilities include managing the leasing strategies for our operating properties, as well as expansions and new development. She also oversees the leasing personnel and the merchandising and occupancy for Tanger properties.

Virginia R. Summerell. Ms. Summerell was named Treasurer of the Company in May 1995 and Assistant Secretary in November 1994. Previously, she held the position of Director of Finance since joining the Company in August 1992, after nine years with NationsBank. Her major responsibilities include maintaining banking relationships, oversight of all project and corporate finance transactions and development of treasury management systems. Ms. Summerell is a graduate of Davidson College and holds an MBA from the Babcock School at Wake Forest University.

James F. Williams. Mr. Williams was named Vice President and Controller in April 2004. Mr. Williams joined the Company in September 20, 1993, was promoted to Controller in January 1995 and was named Assistant Vice President in January 1997. Prior to joining the Company Mr. Williams was the Financial Reporting Manager of Guilford Mills, Inc. from April 1991 to September 1993 and was employed by Arthur Andersen for 5 years from 1987 to 1991. Mr. Williams graduated from the University of North Carolina at Chapel Hill in December 1986 and is a certified public accountant.

PART II

Item 5. Market For Registrant's Common Equity and Related Shareholder Matters

(a) The common shares commenced trading on the New York Stock Exchange on May 28, 1993. The following table sets forth the high and low sales prices of the common shares as reported on the New York Stock Exchange Composite Tape, during the periods indicated. Note that per share amounts have been restated to reflect a two-for-one split of our common shares in December 2004.

2004	High	Low	Common Dividends Paid
First Quarter	$ 22.415	$ 20.350	$ .30750
Second Quarter	23.390	17.675	.31250
Third Quarter	22.670	19.155	.31250
Fourth Quarter	26.485	22.385	.31250
Year 2004	$ 26.485	$ 17.675	$ 1.24500

2003	High	Low	Common Dividends Paid
First Quarter	$ 15.575	$ 14.400	$ .30625
Second Quarter	16.815	15.295	.30750
Third Quarter	18.410	16.470	.30750
Fourth Quarter	21.500	18.145	.30750
Year 2003	$ 21.500	$ 14.400	$ 1.22875

As of February 1, 2005, there were approximately 696 shareholders of record. Certain of our debt agreements limit the payment of dividends such that dividends shall not exceed funds from operations ("FFO"), as defined in the agreements, for the prior fiscal year on an annual basis or 95% of FFO on a cumulative basis. Based on continuing favorable operations and available FFO, we intend to continue to pay regular quarterly dividends.

(b) Not applicable.

(c) During 1998, our Board of Directors authorized the repurchase of up to $6 million of our common shares. The timing and amount of the repurchases is at the discretion of management. We have not made any repurchases since 1999 and the amount authorized for future repurchases remaining at December 31, 2004 totaled $4.8 million.

Item 6. Selected Financial Data

	2004	2003	2002	2001	2000
	(In thousands, except per share and center data)				
OPERATING DATA					
Total revenues	$ 194,553	$ 118,059	$ 106,488	$ 101,093	$ 98,570
Operating income	70,528	41,309	36,645	34,817	34,613
Income from continuing operations	7,608	11,532	6,827	3,651	5,602
Net income	7,046	12,849	11,007	7,112	4,312
SHARE DATA					
Basic:					
Income from continuing operations	$ .28	$ .53	$ .30	$ .12	$ .24
Net income	$ .26	$ .60	$ .55	$ .34	$ .16
Weighted average common shares	27,044	20,103	16,645	15,851	15,789
Diluted:					
Income from continuing operations	$ .28	$ .52	$ .30	$ .12	$ .24
Net income	$ .26	$ .59	$ .54	$ .34	$ .15
Weighted average common shares	27,261	20,566	17,029	15,895	15,843
Common dividends paid	$ 1.25	$ 1.23	$ 1.22	$ 1.22	$ 1.21
BALANCE SHEET DATA					
Real estate assets, before depreciation	$1,077,393	$1,078,553	$ 622,399	$ 599,266	$ 584,928
Total assets	936,378	987,437	477,675	476,272	487,408
Debt	488,007	540,319	345,005	358,195	346,843
Shareholders' equity	161,133	167,418	90,635	76,371	90,877
OTHER DATA					
Cash flows provided by (used in):					
Operating activities	$ 84,816	$ 46,561	$ 39,687	$ 44,626	$ 38,420
Investing activities	$ 2,607	$(327,068)	$ (26,883)	$ (23,269)	$ (25,815)
Financing activities	$ (93,156)	$ 289,271	$ (12,247)	$ (21,476)	$ (12,474)
Gross Leasable Area Open:					
Wholly-owned	5,066	5,299	5,469	5,332	5,179
Partially-owned (consolidated)	3,271	3,273	---	---	---
Partially-owned (unconsolidated)	402	324	260	---	---
Managed	105	434	457	105	105
Total GLA open at end of period	8,844	9,330	6,186	5,437	5,284
Number of centers:					
Wholly-owned	23	26	28	29	29
Partially-owned (consolidated)	9	9	---	---	---
Partially-owned (unconsolidated)	1	1	1	---	---
Managed	3	4	5	3	3
Total outlet centers in operation	36	40	34	32	32

(1) In December 2003 we completed the acquisition of the Charter Oak Partners' portfolio of nine factory outlet centers totaling approximately 3.3 million square feet. We and Blackstone acquired the portfolio through a joint venture in the form of a limited liability company, COROC Holdings, LLC ("COROC"). We own one-third and Blackstone owns two-thirds of the joint venture. We provide operating, management, leasing and marketing services to the properties for a fee. COROC is consolidated for financial reporting purposes under the provisions of FASB Interpretation No. 46 (Revised 2003): "Consolidation of Variable Interest Entities: An Interpretation of ARB No. 51 ("FIN 46R").

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements appearing elsewhere in this report. Historical results and percentage relationships set forth in the consolidated statements of operations, including trends which might appear, are not necessarily indicative of future operations. Unless the context indicates otherwise, the term "Company" refers to Tanger Factory Outlet Centers, Inc. and subsidiaries and the term "Operating Partnership" refers to Tanger Properties Limited Partnership and subsidiaries. The terms "we", "our" and "us" refer to the Company or the Company and the Operating Partnership together, as the text requires.

The discussion of our results of operations reported in the consolidated statements of operations compares the years ended December 31, 2004 and 2003, as well as December 31, 2003 and 2002. Certain comparisons between the periods are made on a percentage basis as well as on a weighted average gross leasable area ("GLA") basis, a technique which adjusts for certain increases or decreases in the number of centers and corresponding square feet related to the development, acquisition, expansion or disposition of rental properties. The computation of weighted average GLA, however, does not adjust for fluctuations in occupancy that may occur subsequent to the original opening date.

Cautionary Statements

Certain statements made below are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995 and included this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words 'believe', 'expect', 'intend', 'anticipate', 'estimate', 'project', or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect our actual results, performance or achievements. Factors which may cause actual results to differ materially from current expectations include, but are not limited to, the following:

- national and local general economic and market conditions;
- demographic changes; our ability to sustain, manage or forecast our growth; existing government regulations and changes in, or the failure to comply with, government regulations;
- adverse publicity; liability and other claims asserted against us;
- competition;
- the risk that we may not be able to finance our planned development activities;
- risks related to the retail real estate industry in which we compete, including the potential adverse impact of external factors such as inflation, tenant demand for space, consumer confidence, unemployment rates and consumer tastes and preferences;
- risks associated with our development activities, such as the potential for cost overruns, delays and lack of predictability with respect to the financial returns associated with these development activities;
- risks associated with real estate ownership, such as the potential adverse impact of changes in the local economic climate on the revenues and the value of our properties;

- risks that we incur a material, uninsurable loss of our capital investment and anticipated profits from one of our properties, such as those resulting from wars, earthquakes or hurricanes;

- risks that a significant number of tenants may become unable to meet their lease obligations or that we may be unable to renew or re-lease a significant amount of available space on economically favorable terms;

- fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans;

- business disruptions;

- the ability to attract and retain qualified personnel;

- the ability to realize planned costs savings in acquisitions; and

- retention of earnings.

General Overview

In December 2003 we completed the acquisition of the Charter Oak Partners' portfolio of nine factory outlet centers totaling approximately 3.3 million square feet. We and an affiliate of Blackstone Real Estate Advisors ("Blackstone") acquired the portfolio through a joint venture in the form of a limited liability company, COROC Holdings, LLC ("COROC"). We own one-third and Blackstone owns two-thirds of the joint venture. We provide operating, management, leasing and marketing services to the properties for a fee. COROC is consolidated for financial reporting purposes under the provisions of FASB Interpretation No. 46 (Revised 2003): "Consolidation of Variable Interest Entities: An Interpretation of ARB No. 51 ("FIN 46R").

The purchase price for this transaction was $491.0 million, including the assumption of approximately $186.4 million of cross-collateralized debt which has a stated, fixed interest rate of 6.59% and matures in July 2008. We recorded the debt at its fair value of $198.3 million, with an effective interest rate of 4.97%. Accordingly, a debt premium of $11.9 million was recorded and is being amortized using the effective interest method over the life of the debt. We financed the majority of our equity in the joint venture with proceeds from the issuance of 4.6 million common shares in December 2003 at $20.25 per share. The successful equity financing allows us to maintain a strong balance sheet and our current financial flexibility.

At December 31, 2004, we had ownership interests in or management responsibilities for 36 centers in 23 states totaling 8.8 million square feet of operating GLA compared to 40 centers in 23 states totaling 9.3 million square feet of operating GLA as of December 31, 2003. The decrease is due to the following events:

	No. of Centers	GLA (000's)	States
As of December 31, 2003	40	9,330	23
New development expansion:			
Myrtle Beach Hwy 17, South Carolina - (unconsolidated joint venture)	---	78	---
Dispositions:			
North Conway, New Hampshire (wholly-owned)	(2)	(62)	---
Dalton, Georgia (wholly-owned)	(1)	(173)	---
Vero Beach, Florida (managed)	(1)	(329)	---
As of December 31, 2004	36	8,844	23

Results of Operations

A summary of the operating results for the years ended December 31, 2004, 2003 and 2002 is presented in the following table, expressed in amounts calculated on a weighted average GLA basis.

	2004	2003	2002
GLA open at end of period (000's)			
Wholly owned	5,066	5,299	5,469
Partially owned consolidated (1)	3,271	3,273	---
Partially owned unconsolidated (2)	402	324	260
Managed	105	434	457
Total GLA at end of period (000's)	8,844	9,330	6,186
Weighted average GLA (000's) (1) (3)	8,338	5,158	4,776
Occupancy percentage at end of period (4)	97%	96%	98%
Per square foot data for wholly owned and partially owned (consolidated) properties			
Revenues			
Base rentals	$ 15.58	$ 15.18	$ 14.89
Percentage rentals	.64	.62	.74
Expense reimbursements	6.30	6.41	6.00
Other income	.81	.68	.67
Total revenues	22.33	22.89	22.30
Expenses			
Property operating	7.17	7.56	7.03
General and administrative	1.54	1.85	1.93
Depreciation and amortization	6.17	5.47	5.66
Total expenses	14.88	14.88	14.62
Operating income	8.45	8.01	7.68
Interest expense	4.21	5.14	5.96
Income before equity in earnings of unconsolidated joint ventures, minority interests and discontinued operations	$ 4.24	$ 2.87	$ 1.72

(1) *Includes nine centers totaling 3,271,475 square feet of which we own a one-third interest through a joint venture arrangement but consolidate for financial reporting purposes under FIN 46R.*

(2) *Includes one center totaling 401,992 square feet of which we own a 50% interest through a joint venture arrangement.*

(3) *Represents GLA of wholly-owned and partially owned consolidated operating properties weighted by months of operation. GLA is not adjusted for fluctuations in occupancy that may occur subsequent to the original opening date. Excludes GLA of properties for which their results are included in discontinued operations.*

(4) *Represents occupancy only at centers in which we have an ownership interest.*

2004 Compared to 2003

Base rentals increased $51.6 million, or 66%, in the 2004 period when compared to the same period in 2003. The increase is primarily due to the December 2003 acquisition of the COROC portfolio of nine outlet center properties. Base rent per weighted average GLA increased by $.40 per square foot from $15.18 per square foot in the 2003 period to $15.58 per square foot in the 2004 period. The increase is primarily the result of the COROC portfolio acquisition which had a higher average base rent per square foot compared to the pre-acquisition portfolio average. In addition, the overall portfolio occupancy at December 31, 2004 increased 1% from 96% to 97% compared to December 31, 2003. Also, base rent is impacted by the amortization of above/below market rate lease values associated with the required purchase price allocation associated with the acquisition of the COROC portfolio. The values of the above and below market leases are amortized and recorded as either an increase (in the case of below market leases) or a decrease (in the case of above market leases) to rental income over the remaining term of the associated lease. For the 2004 period we recorded $1.1 million of rental income for net amortization of market leases compared to $37,000 for the 2003 period of 13 days that we owned the COROC portfolio. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related above/below market lease value will be written off and could materially impact our net income positively or negatively.

Percentage rentals, which represent revenues based on a percentage of tenants' sales volume above predetermined levels (the "breakpoint"), increased $2.2 million or 68%, and on a weighted average GLA basis, increased $.02 per square foot in 2004 compared to 2003 from $.62 per square foot to $.64 per square foot. Reported same-space sales per square foot for the twelve months ended December 31, 2004 were $310 per square foot, a 3.2% increase over the prior year ended December 31, 2003. Same-space sales is defined as the weighted average sales per square foot reported in space open for the full duration of each comparison period. Our ability to attract high volume tenants to many of our outlet centers continues to improve the average sales per square foot throughout our portfolio.

Expense reimbursements, which represent the contractual recovery from tenants of certain common area maintenance, insurance, property tax, promotional, advertising and management expenses generally fluctuates consistently with the reimbursable property operating expenses to which it relates. Expense reimbursements, expressed as a percentage of property operating expenses, were 88% and 85% in the 2004 and 2003 periods, respectively. The increase in this percentage is due to higher reimbursement rates at the COROC portfolio.

Other income increased $3.2 million, or 92%, in 2004 compared to 2003 primarily due to an increase in gains on sales of outparcels of land of $1.5 million in 2004. Also, there were increases in vending and other miscellaneous income and an increase in fees from managed properties.

Property operating expenses increased by $20.8 million, or 53%, in the 2004 period as compared to the 2003 period however, on a weighted average GLA basis, these expenses decreased $.39 per square foot from $7.56 to $7.17. The dollar increase is the result of the additional operating costs of the COROC portfolio in the 2004 period. The decrease on a weighted average GLA basis is due to expenses at the COROC portfolio per square foot being lower than the pre-acquisition portfolio average.

General and administrative expenses increased $3.3 million, or 34%, in the 2004 period as compared to the 2003 period. The increase is primarily due to the additional employees hired as a result of the acquisition of the COROC portfolio. However, as a percentage of total revenues, general and administrative expenses decreased from 8% in the 2003 period to 7% in the 2004 period and, on a weighted average GLA basis, decreased from $1.85 per square foot in the 2003 period to $1.54 per square foot in the 2004 period.

Interest expense increased $8.6 million, or 33%, during the 2004 period as compared to the 2003 period due primarily to the assumption of $186.4 million of cross-collateralized debt in the fourth quarter of 2003 related to the acquisition of the COROC portfolio. The increase was offset by the retirement of $47.5 million of bonds, which matured in October 2004 at an interest rate of 7.875%, with proceeds from our property and land parcel sales and amounts available under our unsecured lines of credit.

Depreciation and amortization per weighted average GLA increased from $5.47 per square foot in the 2003 period to $6.17 per square foot in the 2004 period. In the acquisition of the COROC portfolio in December 2003, accounted for under SFAS 141 "Business Combinations" ("FAS 141"), significant amounts were allocated to deferred lease costs and other intangible assets which are amortized over shorter lives than building costs.

Equity in earnings from unconsolidated joint ventures increased $223,000 in the 2004 period compared to the 2003 period due to the expansions during the summers of 2003 and 2004 at TWMB Associates, LLC ("TWMB") outlet center in Myrtle Beach, South Carolina of approximately 64,000 and 78,000 square feet respectively. The total square footage of the center is now approximately 402,000 square feet.

Discontinued operations resulted in a loss of approximately $562,000 due mainly to the loss on sale of the Dalton, Georgia property in the 2004 period of approximately $3.5 million. This loss was partially offset by the gain on sale of the Clover and LL Bean, New Hampshire properties of approximately $2.1 million in the 2004 period. Also, included in the 2003 period is the sale of the Martinsburg, West Virginia center and the Casa Grande, Arizona center which resulted in a net gain of approximately $147,000.

2003 Compared to 2002

Base rentals increased $7.2 million, or 10%, in the 2003 period when compared to the same period in 2002. The increase is primarily due to the full year effect of the acquisition of our Howell, Michigan center in September 2002 along with our acquisition of additional GLA in January 2003 at our Sevierville, Tennessee center and subsequent expansion at that center in the summer of 2003. Also, in December 2003, through a joint venture of which we own a one-third interest, we completed the acquisition of nine properties in the Charter Oak portfolio which are consolidated for financial reporting purposes. Base rent per weighted average GLA increased by $.29 per square foot from $14.89 per square foot in the 2002 period to $15.18 per square foot in the 2003 period. The increase was attributable to the average initial base rent for new stores opened during 2003, $18.83, being 11.7% higher than the average base rent of $16.86 for stores closed during 2003. The overall portfolio occupancy at December 31, 2003 decreased 2% from 98% to 96% due to the acquired properties having a lower occupancy rate, 94%, than our portfolio, 97%, just prior to the acquisition. One center experienced a negative occupancy trend of at least 10% from December 31, 2002 to December 31, 2003.

Percentage rentals, which represent revenues based on a percentage of tenants' sales volume above predetermined levels (the "breakpoint"), decreased $347,000 or 10%, and on a weighted average GLA basis, decreased $.12 per square foot in 2003 compared to 2002 from $.74 per square foot to $.62 per square foot. Reported same-space sales per square foot for the twelve months ended December 31, 2003 were $301 per square foot, a 2.3% increase over the prior year ended December 31, 2002. Same-space sales is defined as the weighted average sales per square foot reported in space open for the full duration of each comparison period. Our ability to attract high volume tenants to many of our outlet centers continues to improve the average sales per square foot throughout our portfolio. However, many tenants' breakpoints are adjusted along with their base rent upon renewal, resulting in a reduction in percentage rentals, but an increase in base rentals.

Expense reimbursements, which represent the contractual recovery from tenants of certain common area maintenance, insurance, property tax, promotional, advertising and management expenses generally fluctuates consistently with the reimbursable property operating expenses to which it relates. Expense reimbursements, expressed as a percentage of property operating expenses remained constant at 85% in 2003 and 2002.

Other income increased $297,000, or 9%, in 2003 compared to 2002 primarily due to increases in vending and other miscellaneous income and an increase in fees from managed properties.

Property operating expenses increased by $5.4 million, or 16%, in the 2003 period as compared to the 2002 period and, on a weighted average GLA basis, increased $.53 per square foot from $7.03 to $7.56. The increase is the result of the additional operating costs of the Howell, Michigan center that we acquired in late September 2002 and the acquisition and expansion in our Sevierville, Tennessee center during 2003 as well as portfolio wide increases in advertising, common area maintenance and property taxes.

General and administrative expenses increased $340,000, or 4%, in the 2003 period as compared to the 2002 period. The increase is primarily due to normal increases in salaries and payroll taxes offset by a decrease in bad debt expense as compared to the prior year. Also, as a percentage of total revenues, general and administrative expenses were 8% and 9% respectively in the 2003 and 2002 periods and, on a weighted average GLA basis, decreased $.08 per square foot from $1.93 per square foot in the 2002 period to $1.85 per square foot in the 2003 period.

Interest expense decreased $2.0 million during 2003 as compared to 2002 due primarily to lower average interest rates during 2003 and a decrease in the overall debt level due to the use of the proceeds from the exercise of 1,781,080 share and unit options during the year to reduce outstanding debt. Also, during 2003, we purchased, at a 2% premium, $2.6 million of our outstanding 7.875% senior, unsecured public notes that mature in October 2004. The purchases were funded by amounts available under our unsecured lines of credit. These purchases bring the total amount of these notes purchased in the last three years to $27.5 million. The replacement of the 2004 bonds with funding through lines of credit provided us with a significant interest expense reduction as the lines of credit had a lower interest rate.

Depreciation and amortization per weighted average GLA decreased from $5.66 per square foot in the 2002 period to $5.47 per square foot in the 2003 period due to a lower mix of tenant finishing allowances included in buildings and improvements which are depreciated over shorter lives (i.e. over lives generally ranging from 3 to 10 years as opposed to other construction costs which are depreciated over lives ranging from 15 to 33 years).

Equity in earnings from unconsolidated joint ventures increased $427,000 in the 2003 period compared to the 2002 period due to the TWMB's outlet center in Myrtle Beach, South Carolina being open for a full year in 2003 compared to six months in 2002, and an expansion of 64,000 square feet that occurred in May of 2003.

Discontinued operations resulted in a gain of approximately $1.3 million due mainly to a number of centers with positive operating income included in discontinued operations for the period. The 2002 period included gains of $1.7 million from the sales of our centers in Fort Lauderdale, Florida and Bourne, Massachusetts and $561,000 in gains from the sales of leased land outparcels which had identifiable cash flows associated with them and were therefore accounted for under the provisions of SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144").

Liquidity and Capital Resources

Net cash provided by operating activities was $84.8, $46.6 and $39.7 million for the years ended December 31, 2004, 2003 and 2002, respectively. The increase in cash provided from operating activities from 2003 to 2004 is primarily due to the incremental income from the COROC acquisition in December 2003. The increase from 2002 to 2003 is due to the increase in income after adjustments for non-cash items and changes in accounts payable and accrued expenses and other assets as well as a decrease of $2.0 million in interest expense. The increase in other assets is due primarily to the cash paid for the ground lease at the Rehoboth Beach, Delaware center acquired in December 2003.

Net cash provided by (used in) investing activities amounted to $2.6, ($327.1) and ($26.9) million during 2004, 2003 and 2002, respectively, and reflects the acquisitions, expansions and dispositions of real estate during each year.

Net cash provided by (used in) financing activities of ($93.2) $289.3 and ($12.2) million in 2004, 2003 and 2002, respectively, has fluctuated consistently with the capital needed to fund the current development and acquisition activity and reflects increases in dividends paid during 2004, 2003 and 2002. In addition, 2004 reflects $22.6 million of distributions to our partner in the COROC joint venture which was created in December 2003. Also, the increase in cash provided by financing activities in 2003 is due primarily to the contribution by Blackstone related to the COROC acquisition and the net proceeds from the issuance of common shares. In 2003, 4.6 million common shares were issue versus 2.0 million common shares in 2002. Also, approximately 1.5 million more share and unit options were exercised in 2003 versus 2002.

Dispositions and Current Developments

Any developments or expansions that we, or a joint venture that we are involved in, have planned or anticipated may not be started or completed as scheduled, or may not result in accretive net income or funds from operations. In addition, we regularly evaluate acquisition or disposition proposals and engage from time to time in negotiations for acquisitions or dispositions of properties. We may also enter into letters of intent for the purchase or sale of properties. Any prospective acquisition or disposition that is being evaluated or which is subject to a letter of intent may not be consummated, or if consummated, may not result in an increase in net income or funds from operations.

DISPOSITIONS

In June and September 2004, we completed the sale of properties located in North Conway, New Hampshire and Dalton, Georgia, respectively. Net proceeds received from the sale of these properties were approximately $17.5 million. We recorded a loss on sale of real estate of approximately $1.5 million, which is included in discontinued operations for the year ended December 31, 2004.

Throughout 2004, we sold five outparcels of land at various properties in our portfolio. These sales totaled $2.9 million in net proceeds. Gains of $1.5 million were recorded in other income for the year ended December 31, 2004.

In May and October 2003, we completed the sale of properties located in Martinsburg, West Virginia and Casa Grande, Arizona, respectively. Net proceeds received from the sales of these properties were approximately $8.7 million. We recorded a loss on sale of real estate of approximately $147,000 in discontinued operations for the year ended December 31, 2003.

In June and November 2002, we completed the sale of two of our non-core properties located in Ft. Lauderdale, Florida and Bourne, Massachusetts, respectively. Net proceeds received from the sales of these properties were approximately $19.9 million. We recorded a gain on sale of real estate of approximately $1.7 million in discontinued operations for the year ended December 31, 2002.

Throughout 2002, we sold five outparcels of land, two of which had related land leases with identifiable cash flows, at various properties in our portfolio. These sales totaled $1.5 million in net proceeds. Gains of $167,000 were recorded in other income for the three land outparcels sold and gains of $561,000 were recorded in discontinued operations for the two outparcels with identifiable cash flows as accounted for under FAS 144 for the year ended December 31, 2004.

CURRENT DEVELOPMENTS

We have an option to purchase land and have begun the early development and leasing of a site located near Pittsburgh, Pennsylvania. We currently expect the center to be approximately 420,000 square feet upon total build out with the initial phase scheduled to open in 2007.

We have an option to purchase land and have begun the early development and leasing of a site located near Charleston, South Carolina. We currently expect the center to be approximately 350,000 square feet upon total build out with the initial phase scheduled to open in 2006.

We have begun the early development and leasing of a site located near Wisconsin Dells, Wisconsin. We currently expect the center to be approximately 250,000 square feet upon total build out with the initial phase scheduled to open in 2006.

Joint Ventures

COROC HOLDINGS, LLC

On December 19, 2003, COROC, a joint venture in which we have a one-third ownership interest and consolidate for financial reporting purposes under the provisions of FIN 46R, purchased the 3.3 million square foot Charter Oak portfolio of outlet center properties for $491.0 million, including the assumption of $186.4 million of cross-collateralized debt which has a stated, fixed interest rate of 6.59% and matures in July 2008. We recorded the debt at its fair value of $198.3 million, with an effective interest rate of 4.97%. Accordingly, a debt premium of $11.9 million was recorded and is being amortized over the life of the debt. The premium was $9.4 million at December 31, 2004. We funded the majority of our share of the equity required for the transaction through the issuance of 4.6 million common shares on December 10, 2003, generating approximately $88.0 million in net proceeds. The results of the Charter Oak portfolio have been included in the consolidated financial statements since December 19, 2003. We believe the Charter Oak acquisition solidifies our position in the outlet industry. In addition, the centers acquired provide an excellent geographic fit, a diversified tenant portfolio and are in line with our strategy of creating an increased presence in high-end resort locations.

We have joint control with Blackstone over major decisions. If Blackstone does not receive an annual minimum cash return of 6% on their invested capital during any of the first three years and 7% in any year thereafter, Blackstone shall gain the right to become the sole managing member of the joint venture with complete authority to act for the joint venture, including the ability to dispose of one or more of the joint venture properties to a third party. Based on current available cash flows from the properties, we do not believe there is a significant risk of default under this provision.

We provide operating, management, leasing and marketing services to the properties and earn an annual management and leasing fee equal to $1.00 per square foot of gross leasable area. We also earn an additional annual incentive fee of up to approximately $800,000 if certain annual increases in the net operating income are met on an annual basis. These fees are payable prior to, and are not subordinate to, any member distributions that may be required. Blackstone has the right to terminate the management agreement for the joint venture if it does not receive its minimum cash return as described above.

After an initial 42-month lock-up period, either party can enter into an agreement for the sale of their interest in the Charter Oak portfolio, subject to a right of first offer of the other party to acquire the entire portfolio.

During the operation of the joint venture, Blackstone receives a preferred cash distribution of 10% on their invested capital. We then receive a preferred cash distribution of 10% on our invested capital. Any remaining cash flows from ongoing operations are distributed one-third to Blackstone and two-thirds to us.

Upon exit or the sale of the properties, to the extent that cash is available, Blackstone will first receive a distribution equal to their invested capital and any unpaid preferred cash distribution. We will then receive any unpaid preferred cash distribution. Blackstone will then receive an additional 2% annual preferred cash distribution. We will then receive a distribution equal to our invested capital and an additional 2% annual preferred cash distribution. Finally, any remaining proceeds will be distributed one-third to Blackstone and two-thirds to us.

TWMB ASSOCIATES, LLC

In September 2001, we established TWMB, a joint venture in which we have a 50% ownership interest with Rosen-Warren Myrtle Beach LLC ("Rosen-Warren") as our venture partner, to construct and operate a Tanger Outlet center in Myrtle Beach, South Carolina. The Company and Rosen-Warren each contributed $4.3 million in cash for a total initial equity in TWMB of $8.6 million. In June 2002 the first phase opened 100% leased at a cost of approximately $35.4 million with approximately 260,000 square feet and 60 brand name outlet tenants.

During 2003, we completed our 64,000 square foot second phase. The second phase cost approximately $6.0 million. The Company and Rosen-Warren each contributed approximately $1.1 million toward the second phase which contains 22 additional brand name outlet tenants.

During 2004, we completed a 78,000 square foot third phase. The third phase cost approximately $9.7 million. The Company and Rosen-Warren each made capital contributions during the fourth quarter of 2003 of $1.7 million for the third phase. TWMB's Myrtle Beach center now totals 402,000 square feet.

In conjunction with the construction of the center, TWMB closed on a construction loan in the amount of $36.2 million with Bank of America, NA (Agent) and Wachovia Corporation due in September 2005. As of December 31, 2004 the construction loan had a balance of $35.1 million. In August of 2002, TWMB entered into an interest rate swap agreement with Bank of America, NA effective through August 2004 with a notional amount of $19 million. Under this agreement, TWMB received a floating interest rate based on the 30 day LIBOR index and paid a fixed interest rate of 2.49%. This swap effectively changed the payment of interest on $19 million of variable rate debt to fixed rate debt for the contract period at a rate of 4.49%. The construction loan incurred by this unconsolidated joint venture is collateralized by its property as well as joint and several guarantees by Rosen-Warren and the Company.

TWMB has a commitment letter from Bank of America for permanent financing with the center serving as collateral. The loan is expected to be $36.8 million with a variable interest rate of LIBOR plus 1.40%. The term is for five years with interest payments only and may be extended for an additional two years. There are no guarantees associated with the loan. We expect to close on the permanent financing during the first half of 2005.

Either partner in TWMB has the right to initiate the sale or purchase of the other party's interest at certain times. If such action is initiated, one member would determine the fair market value purchase price of the venture and the other would determine whether they would take the role of seller or purchaser. The members' roles in this transaction would be determined by the tossing of a coin, commonly known as a Russian roulette provision. If either partner enacts this provision and depending on our role in the transaction as either seller or purchaser, we could potentially incur a cash outflow for the purchase of our partner's interest. However, we do not expect this event to occur in the near future based on the positive results and expectations of developing and operating an outlet center in the Myrtle Beach, South Carolina area.

DEER PARK ENTERPRISE, LLC

During the third quarter of 2003, we established a wholly owned subsidiary, Tanger Deer Park, LLC ("Tanger Deer Park"). In September 2003, Tanger Deer Park entered into a joint venture agreement with two other members to create Deer Park Enterprise, LLC ("Deer Park"). All members in the joint venture have an equal ownership interest of 33.33%. Deer Park was formed for the purpose of, but not limited to, developing a site located in Deer Park, New York with approximately 790,000 square feet planned at total buildout. We expect the site will contain both outlet and big box retail tenants.

Each of the three members made an equity contribution of $1.6 million. In conjunction with the real estate purchase, Deer Park closed on a loan in the amount of $19 million with Bank of America due in October 2005 and a purchase money mortgage note with the seller in the amount of $7 million. Deer Park's Bank of America loan incurs interest at a floating interest rate equal to LIBOR plus 2.00% and is collateralized by the property as well as joint and several guarantees by all three parties. The purchase money mortgage note bears no interest. However, interest has been imputed for financial statement purposes at a rate which approximates fair value.

In October 2003, Deer Park entered into a sale-leaseback transaction for the above mentioned real estate located in Deer Park, New York. The agreement consisted of the sale of the property to Deer Park for $29 million which is being leased back to the seller under an operating lease agreement. In November 2004, the tenant gave notice (within the terms of the lease) that they intend to vacate the facility in May 2005, thus ending the existing operating lease agreement. Under the provisions of FASB Statement No. 67 "Accounting for Costs and Initial Rental Operations of Real Estate Projects", current rents received from this project, net of applicable expenses, are treated as incidental revenues and will be recognized as a reduction in the basis of the assets, as opposed to rental revenues over the life of the lease, until such time that the current project is demolished and the intended assets are constructed.

Preferred Share Redemption

On June 20, 2003, we redeemed all of our outstanding Series A Cumulative Convertible Redeemable Preferred Shares (the "Preferred Shares") held by the Preferred Stock Depositary in the form of Depositary Shares, each representing 1/10th of a Preferred Share. The redemption price was $250 per Preferred Share ($25 per Depositary Share), plus accrued and unpaid dividends, if any, to, but not including, the redemption date. In total, 787,008 of the Depositary Shares were converted into 1,418,156 common shares and we redeemed the remaining 14,889 Depositary Shares for $25 per share, plus accrued and unpaid dividends. We funded the redemption, totaling approximately $372,000, from cash flows from operations.

Financing Arrangements

During 2004 we retired $47.5 million, 7.875% unsecured notes which matured on October 24, 2004 with proceeds from our property and land parcel sales and amounts available under our unsecured lines of credit. We also obtained the release of two properties which had been securing $53.5 million in mortgage loans with Wells Fargo Bank, thus creating an unsecured note with Wells Fargo Bank for the same face amount.

As part of the acquisition of the Charter Oak Partners' portfolio, we assumed $186.4 million of cross-collateralized debt which has a stated, fixed interest rate of 6.59% and matures in July 2008. We recorded the debt at its fair value of $198.3 million with an effective interest rate of 4.97%. Accordingly, a debt premium of $11.9 million was recorded and is being amortized over the life of the debt. The premium had a value of $9.3 million as of December 31, 2004.

The Dalton, Georgia property as mentioned above in "Dispositions" served as collateral in a cross-collateralized mortgage with John Hancock Life Insurance Company ("John Hancock") along with several other properties. Upon its disposition, the Dalton property was released as collateral and replaced with a $6.4 million standby letter of credit issued by Bank of America. The letter of credit includes an issuance fee of 1.25% annually. The required amount of the letter of credit decreases ratably over the remaining term of the John Hancock mortgage which matures in April 2009. Throughout the term of the letter of credit, its required amount serves as a reduction in the amount available under our unsecured $50 million line of credit with Bank of America.

During 2004, we obtained an additional $25 million unsecured line of credit from Citicorp North America, Inc., a subsidiary of Citigroup; bringing the total committed unsecured lines of credit to $125 million. In addition, we completed the extension of the maturity dates on all of our lines of credit with Bank of America, Wachovia Corporation, Wells Fargo Bank and Citigroup until June of 2007. Amounts available under these facilities at December 31, 2004 totaled $92.5 million. Interest is payable based on alternative interest rate bases at our option.

During 2005, we have two secured loans maturing with New York Life Insurance Company totaling approximately $21.1 million and carrying an average interest rate of 9.5%. We expect to repay these loans with amounts available under our unsecured lines of credit.

We intend to retain the ability to raise additional capital, including public debt or equity, to pursue attractive investment opportunities that may arise and to otherwise act in a manner that we believe to be in our shareholders' best interests. Prior to the 2002, 2003 and 2004 common share offerings, we had established a shelf registration to allow us to issue up to $400 million in either all debt or all equity or any combination thereof. In September 2002, we completed a public offering of 2.0 million common shares at a price of $14.625 per share, receiving net proceeds of approximately $28.0 million. We used the net proceeds, together with other available funds, to acquire one outlet center in Howell, Michigan, to reduce the outstanding balance on our lines of credit and for general corporate purposes. In December 2003, we completed a public offering of 4.6 million common shares at a price of $20.25 per share, receiving net proceeds of approximately $88.0 million. The net proceeds were used together with other available funds to finance our portion of the equity required to acquire the Charter Oak portfolio of outlet shopping centers and for general corporate purposes. In addition in January 2004, the underwriters of the December 2003 offering exercised in full their over-allotment option to purchase an additional 690,000 common shares at the offering price of $20.25 per share. We received net proceeds of approximately $13.2 million from the exercise of the over-allotment. To generate capital to reinvest into other attractive investment opportunities, we may also consider the use of additional operational and developmental joint ventures, selling certain properties that do not meet our long-term investment criteria as well as the sale of outparcels on existing properties.

At December 31, 2004, approximately 37% of our outstanding long-term debt represented unsecured borrowings and approximately 42% of the gross book value of our real estate portfolio was unencumbered. The average interest rate, including loan cost amortization, on average debt outstanding for the years ended December 31, 2004 and 2003 was 7.5% and 7.6%, respectively.

We maintain unsecured, revolving lines of credit that provide for unsecured borrowings up to $125 million at December 31, 2004, an increase of $25 million in capacity from December 31, 2003. During 2004, we extended the maturity of all lines of credit to June 30, 2007. Based on cash provided by operations, existing credit facilities, ongoing negotiations with certain financial institutions and our ability to sell debt or equity subject to market conditions, we believe that we have access to the necessary financing to fund the planned capital expenditures during 2005.

We anticipate that adequate cash will be available to fund our operating and administrative expenses, regular debt service obligations, and the payment of dividends in accordance with Real Estate Investment Trust ("REIT") requirements in both the short and long term. Although we receive most of our rental payments on a monthly basis, distributions to shareholders are made quarterly and interest payments on the senior, unsecured notes are made semi-annually. Amounts accumulated for such payments will be used in the interim to reduce the outstanding borrowings under the existing lines of credit or invested in short-term money market or other suitable instruments.

Contractual Obligations and Commercial Commitments

The following table details our contractual obligations over the next five years and thereafter as of December 31, 2004 (in thousands):

Contractual Obligations	2005	2006	2007	2008	2009	Thereafter
Debt	$26,418	$59,215	$32,305	$275,223	$71,441	$14,059
Interest payments (1)	32,764	29,924	28,499	18,263	3,128	925
Operating leases	3,101	3,050	2,907	2,596	2,242	85,444
	$62,283	$92,189	$63,711	$296,082	$76,811	$100,428

(1) These amounts represent future interest payments related to our debt obligations based on the fixed and variable interest rates specified in the associated debt agreements. All of our variable rate agreements are based on the 30-day LIBOR rate. For calculating future interest amounts on variable interest rate debt, the rate at December 31, 2004 was used.

Our debt agreements require the maintenance of certain ratios, including debt service coverage and leverage, and limit the payment of dividends such that dividends and distributions will not exceed funds from operations, as defined in the agreements, for the prior fiscal year on an annual basis or 95% of FFO on a cumulative basis. We have historically been and currently are in compliance with all of our debt covenants. We expect to remain in compliance with all our existing debt covenants; however, should circumstances arise that would cause us to be in default, the various lenders would have the ability to accelerate the maturity on our outstanding debt.

We operate in a manner intended to enable us to qualify as a REIT under the Internal Revenue Code (the "Code"). A REIT which distributes at least 90% of its taxable income to its shareholders each year and which meets certain other conditions is not taxed on that portion of its taxable income which is distributed to its shareholders. Based on our 2004 taxable income to shareholders, we were required to distribute approximately $9.0 million in order to maintain our REIT status as described above. We distributed approximately $33.8 million to common shareholders which significantly exceeds our required distributions. If events were to occur that would cause our dividend to be reduced, we believe we still have an adequate margin regarding required dividend payments based on our historic dividend and taxable income levels to maintain our REIT status.

The following table details our commercial commitments as of December 31, 2004 (in thousands):

Commercial Commitments	2005
Lines of credit	$ 92,435
Unconsolidated joint venture guarantees	55,200
	$ 147,635

We currently maintain four unsecured, revolving credit facilities with major national banking institutions, totaling $125 million. As of December 31, 2004, amounts outstanding under these credit facilities totaled $26.2 million. All four credit facilities expire in June 2007.

Off-Balance Sheet Arrangements

We are party to a joint and several guarantee with respect to the $36.2 million construction loan obtained by TWMB. We are also party to a joint and several guarantee with respect to the $19 million loan obtained by Deer Park. See "Joint Ventures" section above for further discussion of off-balance sheet arrangements and their related guarantees.

Related Party Transactions

As noted above in "Unconsolidated Joint Ventures", we are a 50% owner of the TWMB joint venture. TWMB pays us management, leasing and development fees for services provided to the joint venture. During 2004, 2003 and 2002, we recognized approximately $288,000, $174,000 and $74,000 in management fees, $212,000, $214,000 and $259,000 in leasing fees and $28,000, $9,000 and $76,000 in development fees.

Tanger Family Limited Partnership ("TFLP") is a related party which holds a limited partnership interest in and is the minority owner of the Operating Partnership. Stanley K. Tanger, the Company's Chairman of the Board and Chief Executive Officer, is the sole general partner of TFLP. The only material related party transaction with TFLP is the payment of quarterly distributions of earnings which were $7.6, $7.5 and $7.4 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Market Risk

We are exposed to various market risks, including changes in interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

We negotiate long-term fixed rate debt instruments and enter into interest rate swap agreements to manage our exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments based on a contractual principal amount and time period. Payments or receipts on the agreements are recorded as adjustments to interest expense. During August 2004, TWMB had an interest rate swap agreement with a notional amount of $19 million that expired naturally. Under this agreement, TWMB received a floating interest rate based on the 30 day LIBOR index and paid a fixed interest rate of 2.49%. This swap effectively changed the payment of interest on $19 million of variable rate construction debt to fixed rate debt for the contract period at a rate of 4.49%. As of December 31, 2004, we had no interest rate swap agreements.

The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The estimated fair value of our total long-term debt at December 31, 2004 was $508.5 million while the recorded value was $488.0 million, respectively. A 1% increase from prevailing interest rates at December 31, 2004 would result in a decrease in fair value of total long-term debt by approximately $13.3 million. Fair values were determined from quoted market prices, where available, using current interest rates considering credit ratings and the remaining terms to maturity.

Critical Accounting Policies

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include our accounts, our wholly-owned subsidiaries, as well as the Operating Partnership and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. Investments in real estate joint ventures that represent non-controlling ownership interests are accounted for using the equity method of accounting. Under the provisions of FIN 46R, we are considered the primary beneficiary of our joint venture, COROC. Therefore, the results of operations and financial position of COROC are included in our Consolidated Financial Statements.

In 2003, the FASB issued FIN 46R which clarifies the application of existing accounting pronouncements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46R were effective for all variable interests in variable interest entities in 2004 and thereafter. We have evaluated Deer Park and TWMB (Note 5) and have determined that under the current facts and circumstances we are not required to consolidate these entities under the provisions of FIN 46R.

Acquisition of Real Estate

In accordance with Statement of Financial Accounting Standards No. 141 "Business Combinations" ("FAS 141"), we allocate the purchase price of material acquisitions based on the fair value of land, building, tenant improvements, debt and deferred lease costs and other intangibles, such as the value of leases with above or below market rents, origination costs associated with the in-place leases, and the value of in-place leases and tenant relationships, if any. We depreciate the amount allocated to building, deferred lease costs and other intangible assets over their estimated useful lives, which generally range from three to 40 years. The values of the above and below market leases are amortized and recorded as either an increase (in the case of below market leases) or a decrease (in the case of above market leases) to rental income over the remaining term of the associated lease. The value associated with in-place leases and tenant relationships is amortized over the expected term of the relationship, which includes an estimated probability of the lease renewal and its estimated term. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related deferred lease costs will be written off. The tenant improvements and origination costs are amortized as an expense over the remaining life of the lease (or charged against earnings if the lease is terminated prior to its contractual expiration date). We assess fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information.

If we do not allocate appropriately to the separate components of rental property, deferred lease costs and other intangibles or if we do not estimate correctly the total value of the property or the useful lives of the assets, our computation of depreciation expense may be significantly understated or overstated.

Cost Capitalization

In accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases—an amendment of FASB Statements No. 13, 60, and 65 and a rescission of FASB Statement No. 17", we capitalize all incremental, direct fees and costs incurred to initiate operating leases, including certain general and overhead costs, as deferred charges. The amount of general and overhead costs we capitalized is based on our estimate of the amount of costs directly related to executing these leases. We amortize these costs to expense over the estimated average minimum lease term.

We capitalize all costs incurred for the construction and development of properties, including certain general and overhead costs and interest costs. The amount of general and overhead costs we capitalize is based on our estimate of the amount of costs directly related to the construction or development of these assets. Direct costs to acquire assets are capitalized once the acquisition becomes probable.

If we incorrectly estimate the amount of costs to capitalize, our financial condition and results of operations could be adversely affected.

Impairment of Long-Lived Assets

Rental property held and used by us is reviewed for impairment in the event that facts and circumstances indicate the carrying amount of an asset may not be recoverable. In such an event, we compare the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount, and if less, recognize an impairment loss in an amount by which the carrying amount exceeds its fair value. If we do not recognize impairments at appropriate times and in appropriate amounts, our consolidated balance sheet may overstate the value of our long-lived assets. We believe that no impairment existed at December 31, 2004.

Revenue Recognition

Base rentals are recognized on a straight-line basis over the term of the lease. Substantially all leases contain provisions which provide additional rents based on tenants' sales volume ("percentage rentals") and reimbursement of the tenants' share of advertising and promotion, common area maintenance, insurance and real estate tax expenses. Percentage rentals are recognized when specified targets that trigger the contingent rent are met. Expense reimbursements are recognized in the period the applicable expenses are incurred. Payments received from the early termination of leases are recognized as revenue over the remaining lease term, as adjusted to reflect the early termination date.

New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123R (Revised), "Share-Based Payment" ("FAS 123R"). FAS 123R is a revision of FAS No. 123, "Accounting for Stock Based Compensation", and supersedes APB 25. Among other items, FAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. FAS 123R is effective beginning with the third quarter of 2005. FAS 123R should have no affect on our results of operations as we adopted its requirements effective January 1, 2003 as described above.

Economic Conditions and Outlook

The majority of our leases contain provisions designed to mitigate the impact of inflation. Such provisions include clauses for the escalation of base rent and clauses enabling us to receive percentage rentals based on tenants' gross sales (above predetermined levels, which we believe often are lower than traditional retail industry standards) which generally increase as prices rise. Most of the leases require the tenant to pay their share of property operating expenses, including common area maintenance, real estate taxes, insurance and advertising and promotion, thereby reducing exposure to increases in costs and operating expenses resulting from inflation.

While factory outlet stores continue to be a profitable and fundamental distribution channel for brand name manufacturers, some retail formats are more successful than others. As typical in the retail industry, certain tenants have closed, or will close, certain stores by terminating their lease prior to its natural expiration or as a result of filing for protection under bankruptcy laws.

During 2005, we have approximately 1,891,000 square feet or 22% of our portfolio coming up for renewal. If we were unable to successfully renew or release a significant amount of this space on favorable economic terms, the loss in rent could have a material adverse effect on our results of operations.

We renewed 88% of the 1,790,000 square feet that came up for renewal in 2004 with the existing tenants at an average base rental rate approximately equal to the expiring rate. We also re-tenanted 427,000 square feet during 2004 at a 5% increase in the average base rental rate.

Existing tenants' sales have remained stable and renewals by existing tenants have remained strong. The existing tenants have already renewed approximately 689,000, or 36%, of the square feet scheduled to expire in 2005 as of February 1, 2005. In addition, we continue to attract and retain additional tenants. Our factory outlet centers typically include well-known, national, brand name companies. By maintaining a broad base of creditworthy tenants and a geographically diverse portfolio of properties located across the United States, we reduce our operating and leasing risks. No one tenant (including affiliates) accounts for more than 6.1% of our combined base and percentage rental revenues. Accordingly, we do not expect any material adverse impact on our results of operation and financial condition as a result of leases to be renewed or stores to be released.

As of December 31, 2004, occupancy at our portfolio of centers in which we have an ownership interest increased 1% from 96% to 97% compared to December 31, 2003. Consistent with our long-term strategy of re-merchandising centers, we will continue to hold space off the market until an appropriate tenant is identified. While we believe this strategy will add value to our centers in the long-term, it may reduce our average occupancy rates in the near term.

Sales at our outlet centers along the east coast and the Gulf of Mexico were adversely affected by the hurricanes in September 2004. Fortunately, the structural damage caused by the hurricanes was minimal and our property insurance will cover the vast majority of the repair work that is being completed as well as lost revenues during the days the centers were closed. Customer traffic at these centers, particularly our center in Foley, Alabama, however continues to be down significantly. We do not expect this to have a material impact on our financial results.

Item 8. Financial Statements and Supplementary Data

The information required by this Item is set forth on the pages indicated in Item 15(a) below.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

(a) Evaluation of disclosure control procedures.

The *Chief Executive Officer, Stanley K. Tanger, and Chief Financial Officer, Frank C. Marchisello Jr.*, evaluated the effectiveness of the registrant's disclosure controls and procedures on December 31, 2004 (Evaluation Date), and concluded that, as of the Evaluation Date, the registrant's disclosure controls and procedures were effective to ensure that the information the registrant is required to disclose in its filings with the Securities and Exchange Commission under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed by the registrant in the reports that it files under the Exchange Act is accumulated and communicated to the registrant's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's report on internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting, which appears on page F-1, is incorporated by reference herein.

(c) Changes in internal controls.

There were no significant changes in the registrant's internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

PART III

Certain information required by Part III is omitted from this Report in that the registrant will file a definitive proxy statement pursuant to Regulation 14A (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Report, and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement which specifically address the items set forth herein are incorporated by reference.

Item 10. Directors and Executive Officers of the Registrant

The information concerning our directors required by this Item is incorporated by reference to our Proxy Statement.

The information concerning our executive officers required by this Item is incorporated by reference herein to the section in Part I, Item 4, entitled "Executive Officers of the Registrant".

The information regarding compliance with Section 16 of the Securities and Exchange Act of 1934 is to be set forth in the Proxy Statement and is hereby incorporated by reference.

The information concerning our Company Code of Ethics required by this Items is incorporated by reference to our Proxy statement.

Item 11. Executive Compensation

The information required by this Item is incorporated by reference to our Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this Item is incorporated by reference to our Proxy Statement.

The following table provides information as of December 31, 2004 with respect to compensation plans under which the Company's equity securities are authorized for issuance:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	818,120	$17.19	2,166,870
Equity compensation plans not approved by security holders	---	---	---
Total	818,120	$17.19	2,166,870

Item 13. Certain Relationships and Related Transactions

The information required by this Item is incorporated by reference to our Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information required by Item 9(e) of Schedule 14A is incorporated by reference to our Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statements Schedules, and Reports on Form 8-K

(a) Documents filed as a part of this report:

1. Financial Statements

2. Financial Statement Schedule

All other schedules have been omitted because of the absence of conditions under which they are required or because the required information is given in the above-listed financial statements or notes thereto.

3. Exhibits

Exhibit No.	Description
2.1	Purchase and Sale Agreement between COROC Holdings, LLC and various entities dated October 3, 2003. (Note 16)
3.1	Amended and Restated Articles of Incorporation of the Company. (Note 6)
3.1A	Amendment to Amended and Restated Articles of Incorporation dated May 29, 1996. (Note 6)
3.1B	Amendment to Amended and Restated Articles of Incorporation dated August 20, 1998. (Note 9)
3.1C	Amendment to Amended and Restated Articles of Incorporation dated September 30, 1999. (Note 11)
3.2	Restated By-Laws of the Company. (Note 11)
3.2A	Amended and Restated Agreement of Limited Partnership for the Operating Partnership. (Note 11)
3.3A	Amendment No. 1 to Tanger Properties Limited Partnership Amended and Restated Agreement of Limited Partnership, dated September 10, 2002. (Note 14)
4.1	Form of Deposit Agreement, by and between the Company and the Depositary, including Form of Depositary Receipt. (Note 1)
4.2	Form of Preferred Stock Certificate. (Note 1)
4.3	Rights Agreement, dated as of August 20, 1998, between Tanger Factory Outlet Centers, Inc. and BankBoston, N.A., which includes the form of Articles of Amendment to the Amended and Restated Articles of Incorporation, designating the preferences, limitations and relative rights of the Class B Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights as Exhibit C. (Note 8)
4.3A	Amendment to Rights Agreement, dated as of October 30, 2001. (Note 13)
10.1	Amended and Restated Incentive Award Plan of Tanger Factory Outlet Centers, Inc. and Tanger Properties Limited Partnership, effective May 14, 2004. (Note 19)
10.3	Form of Stock Option Agreement between the Company and certain Directors. (Note 3)
10.4	Form of Unit Option Agreement between the Operating Partnership and certain employees. (Note 3)
10.5	Amended and Restated Employment Agreement for Stanley K. Tanger, as of January 1, 2004. (Note 18)
10.6	Amended and Restated Employment Agreement for Steven B. Tanger, as of January 1, 2004. (Note 18)
10.7	Amended and Restated Employment Agreement for Frank C. Marchisello, Jr., as of January 1, 2004. (Note 18)
10.8	Amended and Restated Employment Agreement for Willard Albea Chafin, Jr., as of January 1, 2002. (Note 13)

10.9 Amended and Restated Employment Agreement for Joe Nehmen, as of January 1, 2003. (Note 15)

10.11 Registration Rights Agreement among the Company, the Tanger Family Limited Partnership and Stanley K. Tanger. (Note 2)

10.11A Amendment to Registration Rights Agreement among the Company, the Tanger Family Limited Partnership and Stanley K. Tanger. (Note 4)

10.11B Second Amendment to Registration Rights Agreement among the Company, the Tanger Family Limited Partnership and Stanley K. Tanger dated September 4, 2002. (Note 17)

10.11C Third Amendment to Registration Rights Agreement among the Company, the Tanger Family Limited Partnership and Stanley K. Tanger dated December 5, 2003. (Note 17)

10.12 Agreement Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K. (Note 2)

10.13 Assignment and Assumption Agreement among Stanley K. Tanger, Stanley K. Tanger & Company, the Tanger Family Limited Partnership, the Operating Partnership and the Company. (Note 2)

10.14 Promissory Notes by and between the Operating Partnership and John Hancock Mutual Life Insurance Company aggregating $66,500,000. (Note 10)

10.15 Form of Senior Indenture. (Note 5)

10.16 Form of First Supplemental Indenture (to Senior Indenture). (Note 5)

10.16A Form of Second Supplemental Indenture (to Senior Indenture) dated October 24, 1997 among Tanger Properties Limited Partnership, Tanger Factory Outlet Centers, Inc. and State Street Bank & Trust Company. (Note 7)

10.16B Form of Third Supplemental Indenture (to Senior Indenture) dated February 15, 2001. (Note 12)

10.17 COROC Holdings, LLC Limited Liability Company Agreement dated October 3, 2003. (Note 16)

10.18 Form of Shopping Center Management Agreement between owners of COROC Holdings, LLC and Tanger Properties Limited Partnership. (Note 16)

21.1 List of Subsidiaries. (Note 17)

23.1 Consent of PricewaterhouseCoopers LLP.

31.1 Principal Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002.

31.2 Principal Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002.

32.1 Principal Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002.

32.2 Principal Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002.

Notes to Exhibits:

1. Incorporated by reference to the exhibits to the Company's Registration Statement on Form S-11 filed October 6, 1993, as amended.
2. Incorporated by reference to the exhibits to the Company's Registration Statement on Form S-11 filed May 27, 1993, as amended.
3. Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1993.
4. Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1995.
5. Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated March 6, 1996.
6. Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.
7. Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated October 24, 1997.
8. Incorporated by reference to Exhibit 1.1 to the Company's Registration Statement on Form 8-A, filed August 24, 1998.
9. Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.
10. Incorporated by reference to the exhibit to the Company's Quarterly Report on 10-Q for the quarter ended March 31, 1999.
11. Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.
12. Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated February 16, 2001.
13. Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.
14. Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2002.
15. Incorporated by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.
16. Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated December 8, 2003.
17. Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.
18. Incorporated by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.
19. Incorporated by reference to the Appendix A of the Company's definitive proxy statement filed on Schedule 14A dated April 12, 2004.

(b) Reports on Form 8-K

October 26, 2004 8-K – We furnished a Current Report on Form 8-K containing under Item 2.02 our press release for the quarter ended September 30, 2004 and under Item 7.01 the September 30, 2004 Supplemental Operating and Financial Data.

October 27, 200 8-K/A – We furnished a Current Report on Form 8-K which contained our press release as furnished to the public on October 26, 2004 under Item 2.02.

November 29, 2004 8-K – We filed a Current Report on Form 8-K containing under Item 8.01 our press release to announce that our Board of Directors declared a 2 for 1 split of our common shares.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TANGER FACTORY OUTLET CENTERS, INC.

By:/s/ Stanley K. Tanger
Stanley K. Tanger
Chairman of the Board and
Chief Executive Officer

March 14, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Stanley K. Tanger Stanley K. Tanger	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 14 , 2005
/s/ Steven B. Tanger Steven B. Tanger	Director, President and Chief Operating Officer	March 14, 2005
/s/ Frank C. Marchisello Jr. Frank C. Marchisello Jr.	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 14, 2005
/s/ Jack Africk Jack Africk	Director	March 14, 2005
/s/ William G. Benton William G. Benton	Director	March 14, 2005
/s/ Thomas E. Robinson Thomas E. Robinson	Director	March 14, 2005
/s/ Allan L. Schuman Allan L. Schuman	Director	March 14, 2005

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2004. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 based upon criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment, management determined that the Company's internal control over financial reporting was effective as of December 31, 2004 based on the criteria in Internal Control-Integrated Framework issued by COSO.

Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

March 14, 2005

/s/ Stanley K. Tanger
Stanley K. Tanger
Chairman of the Board of Directors and Chief Executive Officer

/s/ Frank C. Marchisello Jr.
Frank C. Marchisello Jr.
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
of Tanger Factory Outlet Centers, Inc.:

We have completed an integrated audit of Tanger Factory Outlet Centers, Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Tanger Factory Outlet Centers, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control - Integrated Framework* issued by COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina

March 14, 2005

TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2004	December 31, 2003
ASSETS		
Rental property		
Land	$ 113,830	$ 119,833
Buildings, improvements and fixtures	963,563	958,720
	1,077,393	1,078,553
Accumulated depreciation	(224,622)	(192,698)
Rental property, net	852,771	885,855
Cash and cash equivalents	4,103	9,836
Deferred charges, net	58,851	68,568
Other assets	20,653	23,178
Total assets	$ 936,378	$ 987,437
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		
Liabilities		
Debt		
Senior, unsecured note	$ 100,000	$ 147,509
Mortgages payable (including a premium of $9,346 and $11,852, respectively)	308,342	370,160
Unsecured note	53,500	---
Lines of credit	26,165	22,650
Total debt	488,007	170,159
Construction trade payables	11,918	4,345
Accounts payable and accrued expenses	17,026	18,025
Total liabilities	516,951	192,529
Commitments and contingencies		
Minority interests		
Consolidated joint venture	222,673	218,148
Operating partnership	35,621	39,182
Total minority interests	258,294	257,330
Shareholders' equity		
Common shares, $.01 par value, 50,000,000 shares authorized, 27,443,016 and 25,921,286 shares issued and outstanding at December 31, 2004 and 2003, respectively	274	260
Paid in capital	274,340	249,940
Distributions in excess of net income	(109,506)	(82,737)
Deferred compensation	(3,975)	---
Accumulated other comprehensive loss	---	(45)
Total shareholders' equity	161,133	167,418
Total liabilities, minority interests and shareholders' equity	$ 936,378	$ 617,277

The accompanying notes are an integral part of these consolidated financial statements.

TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,		
	2004	**2003**	**2002**
REVENUES			
Base rentals	$ 129,884	$ 78,319	$ 71,109
Percentage rentals	5,338	3,179	3,526
Expense reimbursements	52,585	33,053	28,642
Other income	6,746	3,508	3,211
Total revenues	194,553	118,059	106,488
EXPENSES			
Property operating	59,759	38,968	33,584
General and administrative	12,820	9,551	9,211
Depreciation and amortization	51,446	28,231	27,048
Total expenses	124,025	76,750	69,843
Operating income	70,528	41,309	36,645
Interest expense	35,117	26,486	28,460
Income before equity in earnings of unconsolidated joint ventures, minority interests and discontinued operations	35,411	14,823	8,185
Equity in earnings of unconsolidated joint ventures	1,042	819	392
Minority interests:			
Consolidated joint venture	(27,144)	(941)	---
Operating partnership	(1,701)	(3,169)	(1,750)
Income from continuing operations	7,608	11,532	6,827
Discontinued operations, net of minority interest	(562)	1,317	4,180
Net income	7,046	12,849	11,007
Less applicable preferred share dividends	---	(806)	(1,771)
Net income available to common shareholders	$ 7,046	$ 12,043	$ 9,236
Basic earnings per common share:			
Income from continuing operations	$ .28	$ .53	$ .30
Net income	$ .26	$ .60	$ .55
Diluted earnings per common share:			
Income from continuing operations	$ .28	$ .52	$ .30
Net income	$ .26	$ .59	$ .54

The accompanying notes are an integral part of these consolidated financial statements.

TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2004, 2003, and 2002
(In thousands, except share data)

	Preferred Shares	Common Shares	Paid in Capital	Distributions in Excess of Net Income	Deferred Compensation	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance, December 31, 2001	$ 1	$ 158	$ 136,450	$ (59,534)	$ -	$ (704)	$ 76,371
Comprehensive income:							
Net income	-	-	-	11,007	-	-	11,007
Other comprehensive gain	-	-	-	-	-	541	541
Total comprehensive income	-	-	-	11,007	-	541	11,548
Conversion of 410 preferred shares into 7,388 common shares	-	-	-	-	-	-	-
Issuance of 255,240 common shares upon exercise of unit options	-	2	2,792	-	-	-	2,794
Issuance of 2.0 million common shares, net of issuance costs of $1.3 million	-	20	27,940	-	-	-	27,960
Adjustment for minority interest in the Operating Partnership	-	-	(6,080)	-	-	-	(6,080)
Preferred dividends ($22.05 per share)	-	-	-	(1,771)	-	-	(1,771)
Common dividends ($1.225 per share)	-	-	-	(20,187)	-	-	(20,187)
Balance, December 31, 2002	1	180	161,102	(70,485)	-	(163)	90,635
Comprehensive income:							
Net income	-	-	-	12,849	-	-	12,849
Other comprehensive income	-	-	-	-	-	118	118
Total comprehensive income	-	-	-	12,849	-	118	12,967
Conversion of 78,701 preferred shares into 1,418,156 common shares	(1)	14	(13)	-	-	-	-
Redemption of 1,489 preferred shares	-	-	(372)	-	-	-	(372)
Compensation under Share and Unit Option Pl	-	-	80	-	-	-	80
Issuance of 1,781,080 common shares upon exercise of unit options	-	20	20,593	-	-	-	20,613
Issuance of 4.6 million common shares, net of issuance costs of $5.2 million	-	46	87,946	-	-	-	87,992
Adjustment for minority interest in the Operating Partnership	-	-	(19,396)	-	-	-	(19,396)
Preferred dividends ($13.21 per share)	-	-	-	(890)	-	-	(890)
Common dividends ($1.23 per share)	-	-	-	(24,211)	-	-	(24,211)
Balance, December 31, 2003	-	260	249,940	(82,737)	-	(45)	167,418
Comprehensive income:							
Net income	-	-	-	7,046	-	-	7,046
Other comprehensive gain	-	-	-	-	-	45	45
Total comprehensive income	-	-	-	7,046	-	45	7,091
Compensation under Incentive Award Plan	-	-	54	-	1,422	-	1,476
Issuance of 619,480 common shares upon exercise of unit options	-	6	8,160	-	-	-	8,166
Issuance of 690,000 common shares, net of issuance costs of $799	-	6	13,167	-	-	-	13,173
Grant of share and unit options and 212,250 restricted shares, net of forfeitures	-	2	5,395	-	(5,397)	-	-
Adjustment for minority interest in the Operating Partnership	-	-	(2,376)	-	-	-	(2,376)
Common dividends ($1.245 per share)	-	-	-	(33,815)	-	-	(33,815)
Balance, December 31, 2004	$ -	$ 274	$ 274,340	$ (109,506)	$ (3,975)	$ -	$ 161,133

The accompanying notes are an integral part of these consolidated financial statements.

TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31, 2004	2003	2002
OPERATING ACTIVITIES			
Net income	$ 7,046	$ 12,849	$ 11,007
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization (including discontinued operations)	51,999	29,697	28,989
Amortization of deferred financing costs	1,454	1,304	1,209
Equity in earnings of unconsolidated joint ventures	(1,042)	(819)	(392)
Distributions received from unconsolidated joint ventures	1,975	1,775	520
Consolidated joint venture minority interest	27,144	941	---
Operating partnership minority interest (including discontinued operations)	1,580	3,550	3,273
Compensation expense related to restricted shares and share options grant	1,476	102	---
Amortization of premium on assumed indebtedness	(2,506)	(149)	---
(Gain) loss on sale of real estate	1,460	147	(1,702)
(Gain) on sale of outparcels of land	(1,510)	---	(728)
Net accretion of market rent rate adjustment	(1,065)	(37)	---
Straight-line base rent adjustment	(389)	149	248
.Increase (decrease) due to changes in:			
Other assets	(1,889)	(6,194)	(2,168)
Accounts payable and accrued expenses	(917)	3,246	(569)
Net cash provided by operating activites	84,816	46,561	39,687
INVESTING ACTIVITIES			
Acquisition of rental properties	---	(324,557)	(37,500)
Additions to rental properties	(15,836)	(9,342)	(5,847)
Additions to investments in unconsolidated joint ventures	---	(4,270)	(130)
Additions to deferred lease costs	(1,973)	(1,576)	(1,630)
Net proceeds from sale of real estate	20,416	8,671	21,435
Increase (decrease) in escrow from rental property sale	---	4,008	(4,008)
Other	---	(2)	797
Net cash provided by (used in) investing activities	2,607	(327,068)	(26,883)
FINANCING ACTIVITIES			
Cash dividends paid	(33,815)	(25,101)	(21,958)
Distributions to consolidated joint venture minority interest	(22,619)	---	---
Distributions to operating partnership minority interest	(7,554)	(7,453)	(7,424)
Net proceeds from sale of common shares	13,173	87,992	27,960
Contributions from minority interest partner in consolidated joint venture	---	217,207	---
Proceeds from issuance of debt	88,600	133,631	126,320
Repayments of debt	(138,406)	(136,574)	(139,510)
Additions to deferred financing costs	(701)	(672)	(429)
Payments for redemption of preferred shares	---	(372)	---
Proceeds from exercise of share and unit options	8,166	20,613	2,794
Net cash (used in)provided by financing activities	(93,156)	289,271	(12,247)
Net (decrease) increase in cash and cash equivalents	(5,733)	8,764	557
Cash and cash equivalents, beginning of year	9,836	1,072	515
Cash and cash equivalents, end of year	$ 4,103	$ 9,836	$ 1,072

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization of the Company

Tanger Factory Outlet Centers, Inc., a fully-integrated, self-administered, self-managed real estate investment trust ("REIT"), develops, owns and operates factory outlet centers. We are recognized as one of the largest owners and operators of factory outlet centers in the United States with ownership interests in or management responsibilities for 36 centers in 23 states totaling approximately 8.8 million feet of gross leasable area at the end of 2004. We provide all development, leasing and management services for our centers. Unless the context indicates otherwise, the term "Company" refers to Tanger Factory Outlet Centers, Inc. and subsidiaries and the term "Operating Partnership" refers to Tanger Properties Limited Partnership and subsidiaries. The terms "we", "our" and "us" refer to the Company or the Company and the Operating Partnership together, as the text requires.

Our factory outlet centers and other assets are held by, and all of our operations are conducted by, Tanger Properties Limited Partnership. The majority of the units of partnership interest issued by the Operating Partnership (the "Units") are held by two wholly owned subsidiaries, the Tanger GP Trust and the Tanger LP Trust. The Tanger GP Trust controls the Operating Partnership as its sole general partner. The Tanger LP Trust holds a limited partnership interest. All of the remaining Units are owned by the Tanger Family through the Tanger Family Limited Partnership ("TFLP").

As of December 31, 2004, our wholly-owned subsidiaries owned 13,721,508 Units and TFLP owned the remaining 3,033,305 Units. The Operating Partnership and TFLP's Units are exchangeable, subject to certain limitations to preserve our status as a REIT, on a two-for-one basis for our common shares.

2. Summary of Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include our accounts, our wholly-owned subsidiaries, as well as the Operating Partnership and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. Investments in real estate joint ventures that represent non-controlling ownership interests are accounted for using the equity method of accounting.

In 2003, the FASB issued Financial Accountings Standards Board Interpretation No. 46 (Revised 2003): "Consolidation of Variable Interest Entities: An Interpretation of ARB No. 51 ("FIN 46R") which clarifies the application of existing accounting pronouncements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46R were effective for all variable interests in variable interest entities in 2004 and thereafter. We are considered the primary beneficiary of our joint venture, COROC Holdings, LLC ("COROC"), under the provisions of FIN 46R. Therefore, the results of operations and financial position of COROC are included in our Consolidated Financial Statements. We have evaluated Deer Park Enterprise, LLC ("Deer Park") and TWMB Associates, LLC ("TWMB") (Note 5) and have determined that under the current facts and circumstances we are not required to consolidate these entities under the provisions of FIN 46R.

Share Split - Our Board of Directors declared a 2 for 1 split of our common shares on November 29, 2004, effected in the form of a share dividend, payable on December 28, 2004. We retained the current par value of $.01 per share for all common shares. All references to the number of shares outstanding, per share amounts and share option data of our common shares have been restated to reflect the effect of the split for all periods presented. Shareholders' equity reflects the split by reclassifying from additional paid-in capital to common shares an amount equal to the par value of the additional shares arising from the split.

Minority Interests – "Minority Interest Operating Partnership" reflects TFLP's percentage ownership of the Operating Partnership's Units. Income is allocated to the TFLP based on its respective ownership interest. "Minority interest Consolidated Joint Venture" reflects our partner's ownership interest in the COROC joint venture which is consolidated under the provisions of FIN 46R.

Related Parties – We account for related party transactions under the guidance of FASB No. 57 "Related Party Disclosures". TFLP (Note 1) is a related party which holds a limited partnership interest in and is the minority owner of the Operating Partnership. Stanley K. Tanger, the Company's Chairman of the Board and Chief Executive Officer, is the sole general partner of TFLP. The only material related party transaction with TFLP is the payment of quarterly distributions of earnings which were $7.6, $7.5 and $7.4 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The nature of our relationships and the related party transactions for our unconsolidated joint ventures are discussed in Footnote 5.

Reclassifications - Certain amounts in the 2003 and 2002 financial statements have been reclassified to conform to the 2004 presentation.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operating Segments - We aggregate the financial information of all centers into one reportable operating segment because the centers all have similar economic characteristics and provide similar products and services to similar types and classes of customers.

Rental Property - Rental properties are recorded at cost less accumulated depreciation. Costs incurred for the construction and development of properties, including certain general and overhead costs, are capitalized. The amount of general and overhead costs capitalized is based on our estimate of the amount of costs directly related to the construction or development of these assets. Direct costs to acquire assets are capitalized once the acquisition becomes probable. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets. We generally use estimated lives ranging from 25 to 33 years for buildings, 15 years for land improvements and seven years for equipment. Expenditures for ordinary maintenance and repairs are charged to operations as incurred while significant renovations and improvements, including tenant finishing allowances, that improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life.

In accordance with Statement of Financial Accounting Standards No. 141 "Business Combinations" ("FAS 141"), we allocate the purchase price of material acquisitions based on the fair value of land, building, tenant improvements, debt and deferred lease costs and other intangibles, such as the value of leases with above or below market rents, origination costs associated with the in-place leases, and the value of in-place leases and tenant relationships, if any. We depreciate the amount allocated to building, deferred lease costs and other intangible assets over their estimated useful lives, which generally range from three to 40 years. The values of the above and below market leases are amortized and recorded as either an increase (in the case of below market leases) or a decrease (in the case of above market leases) to rental income over the remaining term of the associated lease. The value associated with in-place leases and tenant relationships is amortized over the expected term of the relationship, which includes an estimated probability of the lease renewal and its estimated term. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related deferred lease costs will be written off. The tenant improvements and origination costs are amortized as an expense over the remaining life of the lease (or charged against earnings if the lease is terminated prior to its contractual expiration date). We assess fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information.

Buildings, improvements and fixtures consist primarily of permanent buildings and improvements made to land such as landscaping and infrastructure and costs incurred in providing rental space to tenants. Interest costs capitalized during 2004, 2003 and 2002 amounted to $201,000, $141,000 and $172,000, respectively and development costs capitalized amounted to $684,000, $479,000 and $467,000, respectively. Depreciation expense for each of the years ended December 31, 2004, 2003 and 2002 was $38,968,000, $27,211,000 and $26,906,000, respectively.

The pre-construction stage of project development involves certain costs to secure land control and zoning and complete other initial tasks essential to the development of the project. These costs are transferred from other assets to rental property under construction when the pre-construction tasks are completed. Costs of unsuccessful pre-construction efforts are charged to operations when the project is abandoned.

Cash and Cash Equivalents - All highly liquid investments with an original maturity of three months or less at the date of purchase are considered to be cash and cash equivalents. Cash balances at a limited number of banks may periodically exceed insurable amounts. We believe that we mitigate our risk by investing in or through major financial institutions. Recoverability of investments is dependent upon the performance of the issuer.

Deferred Charges - Deferred lease costs and other intangible assets consist of fees and costs incurred, including certain general and overhead costs, to initiate operating leases and are amortized over the average minimum lease term. Deferred lease costs and other intangible assets also include the value of leases and origination costs deemed to have been acquired in real estate acquisitions in accordance with FAS 141. See "Rental Property" under this section above for a discussion. Deferred financing costs include fees and costs incurred to obtain long-term financing and are amortized over the terms of the respective loans. Unamortized deferred financing costs are charged to expense when debt is retired before the maturity date.

Guarantees of Indebtedness - In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 applies to all guarantees entered into or modified after December 31, 2002. Based on this criterion, the guarantee of indebtedness by us in our Deer Park (Note 5) is accounted for under the provisions of FIN 45. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee; this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. We recorded at inception, the fair value of our guarantee of the Deer Park joint venture's debt as a debit to our investment in Deer Park and a credit to a liability of approximately $121,000. We have elected to account for the release from obligation under the guarantee by the straight-line amortization method over the life of the guarantee. The value of the guarantee was $48,000 and $109,000 at December 31, 2004 and 2003, respectively.

Impairment of Long-Lived Assets – Rental property held and used by us is reviewed for impairment in the event that facts and circumstances indicate the carrying amount of an asset may not be recoverable. In such an event, we compare the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount, and if less, recognize an impairment loss in an amount by which the carrying amount exceeds its fair value. We believe that no material impairment existed at December 31, 2004.

Real estate assets designated as held for sale are stated at their fair value less costs to sell. We classify real estate as held for sale when it meets the requirements of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144") and our Board of Directors approves the sale of the assets. Subsequent to this classification, no further depreciation is recorded on the assets. The operating results of newly designated real estate assets held for sale and for assets sold are included in discontinued operations in our results of operations.

Derivatives - We selectively enter into interest rate protection agreements to mitigate changes in interest rates on our variable rate borrowings. The notional amounts of such agreements are used to measure the interest to be paid or received and do not represent the amount of exposure to loss. None of these agreements are used for speculative or trading purposes.

We recognize all derivatives as either assets or liabilities in the consolidated balance sheets and measure those instruments at their fair value in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS 137 and FAS 138, (collectively, "FAS 133"). FAS 133 also requires us to measure the effectiveness, as defined by FAS 133, of all derivatives. We formally document our derivative transactions, including identifying the hedge instruments and hedged items, as well as our risk management objectives and strategies for entering into the hedge transaction. At inception and on a quarterly basis thereafter, we assess the effectiveness of derivatives used to hedge transactions. If a derivative is deemed effective, we record the change in fair value in other comprehensive income. If after assessment it is determined that a portion of the derivative is ineffective, then that portion of the derivative's change in fair value will be immediately recognized in earnings.

Income Taxes - We operate in a manner intended to enable us to qualify as a REIT under the Internal Revenue Code (the "Code"). A REIT which distributes at least 90% of its taxable income to its shareholders each year and which meets certain other conditions is not taxed on that portion of its taxable income which is distributed to its shareholders. We intend to continue to qualify as a REIT and to distribute substantially all of our taxable income to our shareholders. Accordingly, no provision has been made for Federal income taxes. We paid preferred dividends per share of $13.21, and $22.05, in 2003 and 2002, respectively, all of which are treated as ordinary income except for the 2002 dividend of which $.02 was treated as a long-term capital gain. For income tax purposes, distributions paid to common shareholders consist of ordinary income, capital gains, return of capital or a combination thereof. For the year ended December 31, 2002, we elected to distribute all of our taxable capital gains. Dividends per share were taxable as follows:

Common dividends per share:	2004	2003	2002
Ordinary income	$ .448	$ .270	$ .367
Return of capital	.797	.959	.845
Long-term capital gain	---	---	.012
	$ 1.245	$ 1.229	$ 1.224

The following reconciles net income available to common shareholders to taxable income available to common shareholders for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Net income available to common shareholders	$ 7,046	$12,043	$ 9,236
Book/tax difference on:			
Depreciation and amortization	356	(474)	(1,092)
Loss on sale or disposal of real estate	(1,180)	(2,470)	(1,580)
COROC income allocation	6,237	---	---
Stock option compensation	(3,782)	(6,689)	(407)
Other differences	1,287	(31)	(542)
Taxable income available to common shareholders	$ 9,964	$ 2,379	$ 5,615

Revenue Recognition – Base rentals are recognized on a straight-line basis over the term of the lease. Substantially all leases contain provisions which provide additional rents based on tenants' sales volume ("percentage rentals") and reimbursement of the tenants' share of advertising and promotion, common area maintenance, insurance and real estate tax expenses. Percentage rentals are recognized when specified targets that trigger the contingent rent are met. Expense reimbursements are recognized in the period the applicable expenses are incurred. Payments received from the early termination of leases are recognized as revenue over the remaining lease term, as adjusted to reflect the early termination date.

We provide management, leasing and development services for a fee for certain properties that are not owned by us or are partly owned through a joint venture. Fees received for these services are recognized as other income when earned.

Concentration of Credit Risk - We perform ongoing credit evaluations of our tenants. Although the tenants operate principally in the retail industry, the properties are geographically diverse. No single tenant accounted for 10% or more of combined base and percentage rental income during 2004, 2003 or 2002.

Supplemental Cash Flow Information - We purchase capital equipment and incur costs relating to construction of new facilities, including tenant finishing allowances. Expenditures included in construction trade payables as of December 31, 2004, 2003 and 2002 amounted to $11,918,000, $4,345,000 and $3,310,000, respectively. Interest paid, net of interest capitalized, in 2004, 2003 and 2002 was $36,735,000, $24,906,000 and $27,512,000, respectively.

Non cash financing activities that occurred during 2003 included the assumption of mortgage debt in the amount of $198,258,000, including a premium of $11,852,000 related to the acquisition of the Charter Oak portfolio by COROC. Also, in 2003 and as discussed in Note 10, we converted 78,701 of our Preferred Shares into 1,418,156 of our Common Shares.

Accounting for Stock Based Compensation - The Company may issue non-qualified share options and other share-based awards under the Amended and Restated Incentive Award Plan ("the Incentive Award Plan"). Prior to 2003, this plan was accounted for under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. No share-based employee compensation cost was reflected in net income prior to 2003, as all options granted under those plans had an exercise price equal to the market value of the underlying common shares on the date of grant. Effective January 1, 2003, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). Under the modified prospective method of adoption selected by us under the provisions of Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure – An Amendment of FAS 123" ("FAS 148"), compensation cost recognized in 2003 is the same as that which would have been recognized had the recognition provisions of FAS 123 been applied from its original effective date. In accordance with this adoption method under FAS 148, results for prior periods have not been restated. See Note 13 for an illustration of the effect on net income and earnings per share if the fair value based method had been applied to all outstanding awards in 2002.

New Accounting Pronouncements - In December 2004, the FASB issued SFAS No. 123R (Revised), "Share-Based Payment" ("FAS 123R"). FAS 123R is a revision of FAS No. 123, "Accounting for Stock Based Compensation", and supersedes APB 25. Among other items, FAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. FAS 123R should have no affect on our results of operations as we adopted its requirements effective January 1, 2003 as described above.

3. Acquisitions and Development of Rental Properties

In January 2003, we acquired a 29,000 square foot, 100% leased expansion located contiguous to our existing factory outlet center in Sevierville, Tennessee at a purchase price of $4.7 million. Construction of an additional 35,000 square foot expansion of the center was completed during the third quarter of 2003 and opened 100% occupied. The cost of the expansion was approximately $4 million. The Sevierville center now totals approximately 419,000 square feet.

In September 2002, we completed the acquisition of Kensington Valley Factory Shops, a factory outlet center in Howell, Michigan containing approximately 325,000 square feet, for an aggregate purchase price of $37.5 million. The acquisition was funded with $16.8 million of net proceeds from the sale of our non-core property in Fort Lauderdale, Florida in June 2002 and a portion of the proceeds from the common share offering in September 2002 described in Note 10.

4. Investments in Consolidated Real Estate Joint Ventures

COROC Holdings, LLC

In December 2003 we completed the acquisition of the Charter Oak Partners' portfolio of nine factory outlet centers totaling approximately 3.3 million square feet which is consolidated for financial reporting purposes under the provisions of FIN 46R. We and an affiliate of Blackstone Real Estate Advisors ("Blackstone") acquired the portfolio through a joint venture in the form of a limited liability company, COROC, for $491.0 million, including the assumption of $186.4 million of cross-collateralized debt which has a stated, fixed interest rate of 6.59% and matures in July 2008. We recorded the debt at its fair value of $198.3 million with an effective interest rate of 4.97%. Accordingly, a debt premium of $11.9 million was recorded and is being amortized over the life of the debt. We financed the majority of our share of the equity required for the transaction through the issuance of 4.6 million common shares on December 10, 2003, generating approximately $88.0 million in net proceeds. The results of the Charter Oak portfolio have been included in the consolidated financial statements since December 19, 2003.

We have joint control with Blackstone over major decisions. If Blackstone does not receive an annual minimum cash return of 6% on their invested capital during any of the first three years and 7% in any year thereafter, Blackstone shall gain the right to become the sole managing member of the joint venture with complete authority to act for the joint venture, including the ability to dispose of one or more of the joint venture properties to a third party. Based on current available cash flows from the properties, we do not believe there is a significant risk of default under this provision.

We provide operating, management, leasing and marketing services to the properties and earn an annual management and leasing fee equal to $1.00 per square foot of gross leasable area. We may also earn an additional annual incentive fee of up to approximately $800,000 if certain annual increases in the net operating income are met on an annual basis. These fees are payable prior to, and are not subordinate to, any member distributions that may be required. Blackstone shall have the right to terminate the management agreement for the joint venture if it does not receive its minimum cash return as described above.

After an initial 42-month lock-up period, either party can enter into an agreement for the sale of their interest in the Charter Oak portfolio, subject to a right of first offer of the other party to acquire the entire portfolio.

During the operation of the joint venture, Blackstone will receive a preferred cash distribution of 10% on their invested capital. We will then receive a preferred cash distribution of 10% on our invested capital. Any remaining cash flows from ongoing operations will be distributed one-third to Blackstone and two-thirds to us.

Upon exit or the sale of the properties, to the extent that cash is available, Blackstone will first receive a distribution equal to their invested capital and any unpaid preferred cash distribution. We will then receive any unpaid preferred cash distribution. Blackstone will then receive an additional 2% annual preferred cash distribution. We will then receive a distribution equal to our invested capital and an additional 2% annual preferred cash distribution. Finally, any remaining proceeds will be distributed one-third to Blackstone and two-thirds to us.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of December 19, 2003, the date of acquisition (in thousands).

Rental property	$454,846
Deferred lease costs and other intangibles:	
Below market lease value	(878)
Lease in place value	56,856
Present value of lease costs	2,103
Present value of legal costs	1,902
Total deferred lease costs and other intangibles	59,983
Other assets	3,285
Subtotal	518,114
Debt (including debt premium of $11,852)	(198,258)
Net assets acquired	$ 319,856

The total deferred lease costs and other intangibles in the table above have a weighted average useful life of 8.6 years.

The following table reconciles the purchase price of $491 million to the total assets recorded (in thousands):

Purchase price	$ 491,000
Acquisition costs	15,262
Debt premium	11,852
Total	$ 518,114

The following condensed pro forma (unaudited) information assumes the acquisition had occurred as of the beginning of each respective period and that the issuance of 4.6 million common shares also occurred as of the beginning of each respective period (in thousands except per share data):

	For the Year Ended December 31, 2003	2002
Revenues	$ 190,844	$ 182,476
Net income	$ 6,380	$ 4,963
Basic earnings per share:		
Net income	$ .23	$ .15
Weighted average common shares outstanding	24,500	21,244
Diluted earnings per share:		
Net income	$ .22	$ .15
Weighted average common shares outstanding	24,964	21,628

5. Investments in Unconsolidated Real Estate Joint Ventures

Our investment in unconsolidated real estate joint ventures as of December 31, 2004 and 2003 was $6.7 million and $7.5 million, respectively. These investments are recorded initially at cost and subsequently adjusted for our net equity in the venture's income (loss) and cash contributions and distributions. Our investments in real estate joint ventures are included in other assets and are also reduced by 50% of the profits earned for leasing and development services we provided to TWMB. The following management, leasing and development fees were recognized from services provided to TWMB during the year ended December 31, 2004, 2003 and 2002 (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Fee:			
Management	$ 288	$ 174	$ 74
Leasing	212	214	259
Development	28	9	76
Total Fees	$ 528	$ 397	$ 409

Our carrying value of investments in unconsolidated joint ventures differs from our share of the assets reported in the "Summary Balance Sheets – Unconsolidated Joint Ventures" shown below due to adjustments to the book basis, including intercompany profits on sales of services that are capitalized by the unconsolidated joint ventures. The differences in basis are amortized over the various useful lives of the related assets.

TWMB Associates, LLC

In September 2001, we established TWMB to construct and operate the Tanger Outlet Center in Myrtle Beach, South Carolina. The Company and Rosen-Warren each contributed $4.3 million in cash for a total initial equity in TWMB of $8.6 million. In June 2002 the first phase opened with approximately 260,000 square feet. Since 2002 we have opened two additional phases with the final one opening in the summer of 2004. Total additional equity contributions for the second and third phases were $2.8 million by each partner. The Myrtle Beach center now consists of approximately 402,000 square feet and has over 90 name brand tenants. The center cost approximately $51.1 million to construct.

In conjunction with the construction of the center, TWMB closed on a construction loan in the amount of $36.2 million with Bank of America, NA (Agent) and Wachovia Corporation due in September 2005. As of December 31, 2004 the construction loan had a balance of $35.1 million. In August of 2002, TWMB entered into an interest rate swap agreement with Bank of America, NA effective through August 2004 with a notional amount of $19 million. Under this agreement, TWMB received a floating interest rate based on the 30 day LIBOR index and paid a fixed interest rate of 2.49%. This swap effectively changed the payment of interest on $19 million of variable rate debt to fixed rate debt for the contract period at a rate of 4.49%. The construction loan incurred by this unconsolidated joint venture is collateralized by its property as well as joint and several guarantees by Rosen-Warren and the Company.

TWMB has a commitment letter from Bank of America for permanent financing with the center serving as collateral. The loan is expected to be $36.8 million with a variable interest rate of LIBOR plus 1.40%. The term is for five years with interest payments only and may be extended for an additional two years. There are no guarantees associated with the debt. We expect to close on the permanent financing during the first half of 2005.

Deer Park Enterprise, LLC

During the third quarter of 2003, we established a wholly owned subsidiary, Tanger Deer Park, LLC ("Tanger Deer Park"). In September 2003, Tanger Deer Park entered into a joint venture agreement with two other members to create Deer Park. All members in the joint venture have an equal ownership interest of 33.33%. Deer Park was formed for the purpose of, but not limited to, developing a site located in Deer Park, New York with approximately 790,000 square feet planned at total buildout. We expect the site will contain both outlet and big box retail tenants.

Each of the three members made an equity contribution of $1.6 million. In conjunction with the real estate purchase, Deer Park closed on a loan in the amount of $19 million with Fleet Bank due in October 2005 and a purchase money mortgage note with the seller in the amount of $7 million. Deer Park's Fleet loan incurs interest at a floating interest rate equal to LIBOR plus 2.00% and is collateralized by the property as well as joint and several guarantees by all three parties. The purchase money mortgage note bears no interest. However, interest has been imputed for financial statement purposes at a rate which approximates fair value.

In October 2003, Deer Park entered into a sale-leaseback transaction for the above mentioned real estate located in Deer Park, New York. The agreement consisted of the sale of the property to Deer Park for $29 million which is being leased back to the seller under an operating lease agreement. In November 2004, the tenant gave notice (within the terms of the lease) that they intend to vacate the facility in May 2005, thus ending the existing operating lease agreement. Under the provisions of FASB Statement No. 67 "Accounting for Costs and Initial Rental Operations of Real Estate Projects", current rents received from this project, net of applicable expenses, are treated as incidental revenues and will be recognized as a reduction in the basis of the assets, as opposed to rental revenues, over the life of the lease until such time that the current project is demolished and the intended assets are constructed.

Condensed combined summary unaudited financial information of joint ventures accounted for using the equity method is as follows (in thousands):

Summary Balance Sheets – Unconsolidated Joint Ventures:	2004	2003
Assets:		
Investment properties at cost, net	$ 69,865	$ 63,899
Cash and cash equivalents	2,449	4,145
Deferred charges, net	1,973	1,652
Other assets	2,826	3,277
Total assets	$ 77,113	$ 72,973
Liabilities and Owners' Equity:		
Mortgage payable	$ 59,708	$ 54,683
Construction trade payables	578	1,164
Accounts payable and other liabilities	702	564
Total liabilities	60,988	56,411
Owners' equity	16,125	16,562
Total liabilities and owners' equity	$ 77,113	$ 72,973

Summary Statement of Operations – Unconsolidated Joint Ventures:	2004	2003	2002
Revenues	$ 9,821	$ 8,178	$ 4,119
Expenses:			
Property operating	3,539	2,972	1,924
General and administrative	31	47	13
Depreciation and amortization	2,742	2,292	884
Total expenses	6,312	5,311	2,821
Operating income	3,509	2,867	1,298
Interest expense	1,532	1,371	578
Net income	$ 1,977	$ 1,496	$ 720
Tanger Factory Outlet Centers, Inc. share of:			
Net income	$ 1,042	$ 819	$ 392
Depreciation (real estate related)	$ 1,334	$ 1,101	$ 422

6. Disposition of Properties

In September 2004, we completed the sale of our property located in Dalton, Georgia. Net proceeds received from the sale of the property were approximately $11.1 million. We recorded a loss on sale of real estate of approximately $3.5 million, which is included in discontinued operations for the year ended December 31, 2004.

In June 2004, we completed the sale of two non-core properties located in North Conway, New Hampshire. Net proceeds received from the sales of these properties were approximately $6.5 million. We recorded a gain on sale of real estate of approximately $2.1 million, which is included in discontinued operations for the year ended December 31, 2004.

Throughout 2004, we sold five outparcels of land at various properties in our portfolio. These sales totaled $2.9 million in net proceeds. Gains of $1.5 million were recorded in other income for the year ended December 31, 2004.

In May and October 2003, we completed the sale of properties located in Martinsburg, West Virginia and Casa Grande, Arizona, respectively. Net proceeds received from the sales of these properties were approximately $8.7 million. We recorded a loss on sale of real estate of approximately $147,000 in discontinued operations.

In June and November 2002, we completed the sale of two of our non-core properties located in Ft. Lauderdale, Florida and Bourne, Massachusetts, respectively. Net proceeds received from the sales of these properties were approximately $19.9 million. We recorded a gain on sale of real estate of approximately $1.7 million in discontinued operations.

Throughout 2002, we sold five outparcels of land, two of which had related land leases with identifiable cash flows, at various properties in our portfolio. These sales totaled $1.5 million in net proceeds. Gains of $167,000 were recorded in other income for the three land outparcels sold and gains of $561,000 were recorded in discontinued operations for the two outparcels with identifiable cash flows as accounted for under FAS 144.

Below is a summary of the results of operations of these properties through their respective disposition dates (in thousands):

Summary Statements of Operations – Disposed Properties:	2004	2003	2002
Revenues:			
Base rentals	$ 1,452	$ 3,763	$ 5,868
Percentage rentals	4	28	32
Expense reimbursements	618	1,569	2,307
Other income	28	108	101
Total revenues	2,102	5,468	8,308
Expenses:			
Property operating	763	2,145	2,910
General and administrative	9	12	17
Depreciation and amortization	553	1,466	1,941
Total expenses	1,325	3,623	4,868
Discontinued operations before gain (loss) on sale of real estate	777	1,845	3,440
Gain on sale of outparcels	---	---	561
Gain (loss) on sale of real estate	(1,460)	(147)	1,702
Discontinued operations before minority interest	(683)	1,698	5,703
Minority interest	121	(381)	(1,523)
Discontinued operations	$ (562)	$ 1,317	$ 4,180

7. Deferred Charges

Deferred charges as of December 31, 2004 and 2003 consists of the following (in thousands):

	2004	2003
Deferred lease costs and other intangibles	$ 78,713	$ 76,191
Deferred financing costs	9,728	9,027
	88,441	85,218
Accumulated amortization	(29,590)	(16,650)
	$ 58,851	$ 68,568

Amortization of deferred lease costs and other intangibles for the years ended December 31, 2004, 2003 and 2002 was $11,700,000, $2,162,000 and $1,739,000, respectively. Amortization of deferred financing costs, included in interest expense in the accompanying Consolidated Statements of Operations, for the years ended December 31, 2004, 2003 and 2002 was $1,454,000, $1,304,000 and $1,209,000, respectively.

8. Long-Term Debt

Long-term debt at December 31, 2004 and 2003 consists of the following (in thousands):

	2004	2003
Senior, unsecured notes:		
7.875% Senior, unsecured notes, matured October 2004	$ ---	$ 47,509
9.125% Senior, unsecured notes, maturing February 2008	100,000	100,000
Unsecured note:		
LIBOR plus 1.75%, maturing March 2006	53,500	---
Mortgage notes with fixed interest:		
9.77%, maturing April 2005	13,807	14,179
9.125%, maturing September 2005	7,291	7,812
4.97%, maturing July 2008, including net premium of $9,346 and$11,852, respectively	192,681	198,258
7.875%, maturing April 2009	60,408	61,690
7.98%, maturing April 2009	18,433	18,746
8.86%, maturing September 2010	15,722	15,975
Mortgage notes with variable interest:		
LIBOR plus 1.75%, refinanced in 2004	---	53,500
Revolving lines of credit with variable interest rates ranging from either prime to prime + .50% or from LIBOR plus 1.35% to LIBOR plus 1.50%	26,165	22,650
	$ 488,007	$ 540,319

During 2004, we retired $47.5 million, 7.875% unsecured notes which matured on October 24, 2004 with proceeds from our property and land parcel sales and amounts available under our unsecured lines of credit. We also obtained the release of two properties which had been securing $53.5 million in mortgage loans with Wells Fargo Bank, thus creating an unsecured note with Wells Fargo Bank for the same face amount.

As part of the acquisition of the Charter Oak Partners' portfolio, we assumed $186.4 million of cross-collateralized debt which has a stated, fixed interest rate of 6.59% and matures in July 2008. We recorded the debt at its fair value of $198.3 million with an effective interest rate of 4.97%. Accordingly, a debt premium of $11.9 million was recorded and is being amortized over the life of the debt. The premium had a value of $9.3 million as of December 31, 2004.

The Dalton, Georgia property as mentioned above in Footnote 6 served as collateral in a cross-collateralized mortgage with John Hancock Life Insurance Company ("John Hancock") along with several other properties. Upon its disposition, the Dalton property was released as collateral and replaced with a $6.4 million standby letter of credit issued by Bank of America. The letter of credit includes an issuance fee of 1.25% annually. The required amount of the letter of credit decreases ratably over the remaining term of the John Hancock mortgage which matures in April 2009. Throughout the term of the letter of credit, its required amount serves as a reduction in the amount available under our unsecured $50 million line of credit with Bank of America.

During 2004, we obtained an additional $25 million unsecured line of credit from Citicorp North America, Inc., a subsidiary of Citigroup; bringing the total committed unsecured lines of credit to $125 million. In addition, we completed the extension of the maturity dates on all of our lines of credit with Bank of America, Wachovia Corporation, Wells Fargo Bank and Citigroup until June of 2007. Amounts available under these facilities at December 31, 2004 totaled $92.5 million. Interest is payable based on alternative interest rate bases at our option. Certain of our properties, which had a net book value of approximately $551.0 million at December 31, 2004, serve as collateral for the fixed and variable rate mortgages.

The lines of credit require the maintenance of certain ratios, including debt service coverage and leverage, and limit the payment of dividends such that dividends and distributions will not exceed funds from operations, as defined in the agreements, for the prior fiscal year on an annual basis or 95% of funds from operations on a cumulative basis. Five of the six existing fixed rate mortgage notes are with insurance companies and contain prepayment penalty clauses.

During 2003, we purchased at a 2% premium, $2.6 million of our outstanding 7.875% senior, unsecured public notes that mature in October 2004. The purchases were funded by amounts available under our unsecured lines of credit. These purchases were in addition to $24.9 million of the notes that were purchased in 2001 and 2002.

Maturities of the existing long-term debt are as follows ($ in thousands):

Year	Amount
2005	$ 26,418
2006	59,215
2007	32,305
2008	275,223
2009	71,441
Thereafter	14,059
Subtotal	478,661
Net premium	9,346
Total	$ 488,007

9. Derivatives and Fair Value of Financial Instruments

In August 2004, TWMB's $19 million interest rate swap agreement with Bank of America, NA expired as scheduled. Under this agreement, TWMB received a floating interest rate based on the 30 day LIBOR index and paid a fixed interest rate of 2.49%. This swap effectively changed the payment of interest on $19 million of variable rate debt to fixed rate debt for the contract period at a rate of 4.49%.

In January 2003, our interest rate swap agreement originally entered into during 2000 with a notional amount of $25 million that fixed the 30 day LIBOR index at 5.97% expired as scheduled.

The carrying amount of cash equivalents approximates fair value due to the short-term maturities of these financial instruments. The fair value of long-term debt at December 31, 2004 and 2003, estimated at the present value of future cash flows, discounted at interest rates available at the reporting date for new debt of similar type and remaining maturity, was approximately $508.5 and $571.5 million, respectively.

10. Shareholders' Equity

In December 2003, we completed a public offering of 4.6 million common shares at a price of $20.25 per share, receiving net proceeds of approximately $88.0 million. The net proceeds were used together with other available funds to fund our portion of the equity required to acquire the Charter Oak portfolio of outlet shopping centers as mentioned in Note 4 above and for general corporate purposes. In addition in January 2004, the underwriters of the December 2003 offering exercised in full their over-allotment option to purchase an additional 690,000 common shares at the offering price of $20.25 per share. We received net proceeds of approximately $13.2 million from the exercise of the over-allotment.

In September 2002, we completed a public offering of 2.0 million common shares at a price of $14.625 per share, receiving net proceeds of approximately $28.0 million. The net proceeds were used, together with other available funds to acquire the Kensington Valley Factory Shops in Howell, Michigan mentioned in Note 3 above, reduce the outstanding balance on our lines of credit and for general corporate purposes.

On June 20, 2003, we redeemed all of our outstanding Series A Cumulative Convertible Redeemable Preferred Shares (the "Preferred Shares") held by the Preferred Stock Depositary in the form of Depositary Shares, each representing 1/10th of a Preferred Share. The redemption price was $250 per Preferred Share ($25 per Depositary Share), plus accrued and unpaid dividends, if any, to, but not including, the redemption date.

In lieu of receiving the cash redemption price, holders of the Depositary Shares, at their option, could exercise their right to convert each Depositary Share into 1.802 common shares by following the instructions for, and completing the Notice of Conversion located on the back of their Depositary Share certificates. Those Depositary Shares, and the corresponding Preferred Shares, that were converted to common shares did not receive accrued and unpaid dividends, if any, but were entitled to receive common dividends declared after the date on which the Depositary Shares were converted to common shares.

On or after the redemption date, the Depositary Shares, and the corresponding Preferred Shares, were no longer deemed to be outstanding, dividends on the Depositary Shares, and the corresponding Preferred Shares, ceased to accrue, and all rights of the holders of the Depositary Shares, and the corresponding Preferred Shares, ceased, except for the right to receive the redemption price and accrued and unpaid dividends, without interest thereon, upon surrender of certificates representing the Depositary Shares, and the corresponding Preferred Shares.

In total, 787,008 of the Depositary Shares were converted into 1,418,156 common shares and we redeemed the remaining 14,889 Depositary Shares for $25 per share, plus accrued and unpaid dividends. We funded the redemption, totaling approximately $372,000, from cash flows from operations.

11. Shareholders' Rights Plan

On July 30, 1998, our Board of Directors declared a distribution of one Preferred Share Purchase Right (a "Right") for each then outstanding common share to shareholders of record on August 27, 1998, directed and authorized the issuance of one Right with respect to each common share which shall become outstanding prior to the occurrence of certain specified events, and directed that proper provision shall be made for the issuance of Rights to the holders of the Operating Partnership's units upon the occurrence of specified events. The Rights are exercisable only if a person or group acquires 15% or more of our outstanding common shares or announces a tender offer the consummation of which would result in ownership by a person or group of 15% or more of the common shares. Each Right entitles shareholders to buy one-hundredth of a share of a new series of Junior Participating Preferred Shares at an exercise price of $120, subject to adjustment.

If an acquiring person or group acquires 15% or more of our outstanding common shares, an exercisable Right will entitle its holder (other than the acquirer) to buy, at the Right's then-current exercise price, our common shares having a market value of two times the exercise price of one Right. If an acquirer acquires at least 15%, but less than 50%, of our common shares, the Board may exchange each Right (other than those of the acquirer) for one common share (or one-hundredth of a Class B Preferred Share) per Right. In addition, under certain circumstances, if we are involved in a merger or other business combination where we are not the surviving corporation, an exercisable Right will entitle its holder to buy, at the Right's then-current exercise price, common shares of the acquiring company having a market value of two times the exercise price of one Right. We may redeem the Rights at $.01 per Right at any time prior to a person or group acquiring a 15% position. The Rights will expire on August 26, 2008.

12. Earnings Per Share

A reconciliation of the numerators and denominators in computing earnings per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share", for the years ended December 31, 2004, 2003 and 2002 is set forth as follows (in thousands, except per share amounts):

	2004	2003	2002
NUMERATOR:			
Income from continuing operations	$ 7,608	$ 11,532	$ 6,827
Less applicable preferred share dividends	---	(806)	(1,771)
Income from continuing operations available to common shareholders – basic and diluted	7,608	10,726	5,056
Discontinued operations	(562)	1,317	4,180
Net income available to common shareholders-basic and diluted	$ 7,046	$ 12,043	$ 9,236
DENOMINATOR:			
Basic weighted average common shares	27,044	20,103	16,645
Effect of outstanding share and unit options	187	463	384
Effect of unvested restricted share awards	30	---	---
Diluted weighted average common shares	27,261	20,566	17,029
Basic earnings per common share:			
Income from continuing operations	$ .28	$ .53	$ .30
Discontinued operations	(.02)	.07	.25
Net income	$ .26	$ .60	$ .55
Diluted earnings per common share:			
Income from continuing operations	$ .28	$ .52	$ .30
Discontinued operations	(.02)	.07	.24
Net income	$ .26	$ .59	$ .54

Options to purchase common shares excluded from the computation of diluted earnings per share during 2004 and 2002 because the exercise price was greater than the average market price of the common shares totaled approximately 1,000 and 470,000 shares, respectively. During 2003 there were no options excluded from the computation. The assumed conversion of the preferred shares as of the beginning of each year would have been anti-dilutive. The assumed conversion of the Units held by TFLP as of the beginning of the year, which would result in the elimination of earnings allocated to the minority interest in the Operating Partnership, would have no impact on earnings per share since the allocation of earnings to an Operating Partnership Unit is equivalent to earnings allocated to a common share.

13. Employee Benefit Plans

During the second quarter of 2004, the Board of Directors approved amendments to the Company's Share Option Plan to add restricted shares and other share-based grants to the Plan, to merge the Operating Partnership's Unit Option Plan into the Share Option Plan and to rename the Plan as the Amended and Restated Incentive Award Plan. The Incentive Award Plan was approved by a vote of shareholders at our Annual Shareholders' Meeting. The Board of Directors approved the grant of 212,250 restricted common shares to the independent directors and certain executive officers in April 2004. As a result of the granting of the restricted common shares, we recorded a charge to deferred compensation of $4.1 million in the shareholders' equity section of the consolidated balance sheet. During 2004 we recognized expense related to the amortization of the deferred compensation of approximately $1.3 million in accordance with the vesting schedule of the restricted shares.

We may issue up to 6.0 million shares under the Incentive Award Plan. We have granted 3,620,880 options, net of options forfeited, and 212,250 restricted share awards through December 31, 2004. Under the plan, the option exercise price is determined by the Share and Unit Option Committee of the Board of Directors. Non-qualified share and Unit options granted expire 10 years from the date of grant and 20% of the options become exercisable in each of the first five years commencing one year from the date of grant. Units received upon exercise of Unit options are exchangeable for common shares.

Effective January 1, 2003, we adopted the fair value recognition provisions of FAS 123. Under the modified prospective method of adoption selected by us under the provisions of FAS 148, compensation cost recognized in 2003 is the same as that which would have been recognized had the recognition provisions of FAS 123 been applied from its original effective date. In accordance with FAS 148, results for prior periods have not been restated.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding awards for the years ended December 31, 2004, 2003 and 2002 (in thousands except per share data):

	2004	2003	2002
Net income	$ 7,046	$ 12,849	$ 11,007
Add: Share-based employee compensation expense included in net income, net of minority interest of $41 and $22	184	80	---
Less: Total share based employee compensation expense determined under fair value based method for all awards, net of minority interest of ($41), ($22) and ($44), respectively	(184)	(80)	(127)
Pro forma net income	$ 7,046	$ 12,849	$ 10,880
Earnings per share:			
Basic – as reported	$.26	$.60	$.55
Basic – pro forma	.26	.60	.54
Diluted – as reported	$.26	$.59	$.54
Diluted – pro forma	.26	.59	.53

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for the grants in 2004: expected dividend yield ranging from 5.5% to 6.5%; expected life of 7 years; expected volatility of 23%; and risk-free interest rates ranging from 3.71% to 3.99%. There were no option grants in 2003 and 2002.

Options outstanding at December 31, 2004 have exercise prices between $9.3125 and $23.625, with a weighted average exercise price of $17.19 and a weighted average remaining contractual life of 7.79 years.

A summary of the status of the plan at December 31, 2004, 2003 and 2002 and changes during the years then ended is presented in the table and narrative below:

	2004		2003		2002	
	Shares	Wtd Avg Ex Price	Shares	Wtd Avg Ex Price	Shares	Wtd Avg Ex Price
Outstanding at beginning of year	855,120	$12.72	2,637,400	$ 11.95	2,911,660	$ 11.86
Granted	605,400	19.45	---	---	---	---
Exercised	(619,480)	13.18	(1,781,080)	11.58	(255,240)	10.95
Forfeited	(22,920)	18.69	(1,200)	9.32	(19,020)	12.73
Outstanding at end of year	818,120	$ 17.19	855,120	$ 12.72	2,637,400	$ 11.95
Exercisable at end of year	144,920	$ 12.88	586,120	$ 14.02	2,097,760	$ 12.23
Weighted average fair value of options granted	$2.18		$ ---		$ ---	

We have a qualified retirement plan, with a salary deferral feature designed to qualify under Section 401 of the Code (the "401(k) Plan"), which covers substantially all of our officers and employees. The 401(k) Plan permits our employees, in accordance with the provisions of Section 401(k) of the Code, to defer up to 20% of their eligible compensation on a pre-tax basis subject to certain maximum amounts. Employee contributions are fully vested and are matched by us at a rate of compensation deferred to be determined annually at our discretion. The matching contribution is subject to vesting under a schedule providing for 20% annual vesting starting with the second year of employment and 100% vesting after six years of employment. The employer matching contribution expense for the years 2004, 2003 and 2002 was immaterial.

14. Other Comprehensive Income

We account for derivative instruments under the guidance of FAS 133. In January 2003, an interest rate swap agreement with a notional amount of $25 million, designated as a cash flow hedge in accordance with the provisions of FAS 133, expired as scheduled. Upon expiration, the fair market value recorded on the balance sheet as a liability in accounts payable and accrued expenses was adjusted to zero through accumulated other comprehensive income. TWMB's interest rate swap agreement expired as scheduled during the third quarter of 2004. It had also been designated as a cash flow hedge and carried on its respective balance sheet at fair value.

Total comprehensive income for the years ended December 31, 2004, 2003 and 2002 is as follows (in thousands):

	2004	2003	2002
Net income	$ 7,046	$ 12,849	$ 11,007
Other comprehensive income:			
Change in fair value of our portion of TWMB cash flow hedge, net of minority interest of $37, $12 and ($37)	45	44	(102)
Change in fair value of cash flow hedge, net of minority interest of $24 and $232	---	74	643
Other comprehensive income	45	118	541
Total comprehensive income	$ 7,091	$ 12,967	$ 11,548

15. Supplementary Income Statement Information

The following amounts are included in property operating expenses for the years ended December 31, 2004, 2003 and 2002 (in thousands):

	2004	2003	2002
Advertising and promotion	$ 15,455	$ 10,006	$ 9,178
Common area maintenance	25,345	14,988	12,740
Real estate taxes	12,537	9,041	8,074
Other operating expenses	6,422	4,933	3,592
	$ 59,759	$ 38,968	$ 33,584

16. Lease Agreements

We are the lessor of a total of 1,988 stores in our 32 consolidated factory outlet centers, under operating leases with initial terms that expire from 2005 to 2021. Most leases are renewable for five years at the lessee's option. Future minimum lease receipts under non-cancelable operating leases as of December 31, 2004 are as follows (in thousands):

2005	$ 114,232
2006	90,321
2007	68,151
2008	47,011
2009	30,531
Thereafter	34,424
	$ 384,670

17. Commitments and Contingencies

We purchased the rights to lease land on which two of the outlet centers are situated for $1,536,000. These leasehold rights are being amortized on a straight-line basis over 30 and 40 year periods, respectively. Accumulated amortization was $811,000 and $762,000 at December 31, 2004 and 2003, respectively.

Our non-cancelable operating leases, with initial terms in excess of one year, have terms that expire from 2005 to 2085. Annual rental payments for these leases totaled approximately $2,927,000, $2,572,000 and $2,437,000, for the years ended December 31, 2004, 2003 and 2002, respectively. Minimum lease payments for the next five years and thereafter are as follows (in thousands):

2005	$ 3,101
2006	3,050
2007	2,907
2008	2,596
2009	2,242
Thereafter	85,444
	$ 99,340

We are also subject to legal proceedings and claims which have arisen in the ordinary course of our business and have not been finally adjudicated. In our opinion, the ultimate resolution of these matters will have no material effect on our results of operations, financial condition or cash flows.

18. Subsequent Events

On February 24, 2005, we completed the sale of our property located in Seymour, Indiana. Net proceeds received from the sale of the property were approximately $1.9 million. We recorded a loss on sale of real estate of approximately $4.7 million. We retained the excess land and outparcels which were part of the original purchase of the Seymour property. No impairment charges were previously recognized since this land is deemed to have a fair value in excess of the loss recognized from the sale of the shopping center. Accordingly, the sale of the shopping center was recorded as a loss on sale of real estate and will be reflected in our discontinued operations in our results of operations in the first quarter of 2005.

On March 1, 2005, our Board of Directors declared a $.3225 cash dividend per common share payable on May 16, 2005 to each shareholder of record on April 29, 2005, and caused a $.645 per Operating Partnership unit cash distribution to be paid to the Operating Partnership's minority interest, TFLP.

19. Quarterly Financial Data (Unaudited)

We have restated previously reported quarterly financial results for the years ended December 31, 2004 and December 31, 2003 to give effect to the reclassification of revenues, expenses and gains or losses on sales of real estate to discontinued operations based upon the adoption of FAS 144 for the sale of real estate with separate, identifiable cash flows. The following table sets forth summary quarterly financial information for the years ended December 31, 2004 and 2003 (unaudited and in thousands, except per common share data).

	Year Ended December 31, 2004					
	First Quarter		Second Quarter		Third Quarter	Fourth Quarter
	Previously Reported	As Restated	Previously Reported	As Restated	As Reported	As Reported
Total revenues	$45,779	$44,907	$ 48,965	$ 48,397	$ 49,044	$ 52,205
Income from continuing operations	1,012	719	1,979	1,815	770	4,304
Net income	1,012	1,012	3,745	3,745	(2,015)	4,304
Basic earnings per share						
Income from continuing operations	.04	.03	.07	.07	.03	.16
Net income	.04	.04	.14	.14	(.07)	.16
Diluted earnings per share						
Income from continuing operations	.04	.03	.07	.07	.03	.16
Net income	.04	.04	.14	.14	(.07)	.16

(1) Quarterly amounts may not add to annual amounts due to the effect of rounding on a quarterly basis.

	Year Ended December 31, 2003						
	First Quarter		Second Quarter		Third Quarter	Fourth Quarter	
	Previously Reported	As Restated	Previously Reported	As Restated	As Reported	Previously Reported	As Restated
Total revenues	$ 28,665	$ 27,639	$ 28,872	$ 28,204	$ 28,966	$ 34,167	$ 33,250
Income from continuing operations	2,187	1,832	2,758	2,515	3,140	4,339	4,044
Net income	2,191	2,191	2,307	2,307	3,520	4,831	4,831
Basic earnings per share							
Income from continuing operations	.10	.08	.12	.11	.15	.19	.18
Net income	.10	.10	.10	.10	.17	.22	.22
Diluted earnings per share							
Income from continuing operations	.09	.07	.12	.11	.15	.19	.18
Net income	.09	.09	.10	.10	.17	.22	.22

(1) Quarterly amounts may not add to annual amounts due to the effect of rounding on a quarterly basis.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULE

To the Shareholders and Board of Directors of
Tanger Factory Outlet Centers, Inc.
and Subsidiaries

Our audits of the consolidated financial statements referred to in our report dated March 14, 2005 appearing in the 2004 Form 10-K of Tanger Factory Outlet Centers, Inc. also included an audit of the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina
March 14, 2005

TANGER FACTORY OUTLET CENTERS, INC. and SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
For the Year Ended December 31, 2004 (In thousands)

Description			Initial cost to Company		Costs Capitalized Subsequent to Acquisition (Improvements)		Gross Amount Carried at Close of Period 12/31/04 (1)					
Outlet Center Name	Location	Encum-brances (4)	Land	Buildings, Improve-ments & Fixtures	Land	Buildings, Improve-ments & Fixtures	Land	Buildings, Improve-ments & Fixtures	Total	Accumulated Depreciation	Date of Construction	Life Used to Compute Depreciation in Income Statement
Barstow	Barstow, CA	$ ---	$ 3,672	$ 12,533	$ ---	$5,149	$3,672	$17,682	$21,354	$7,055	1995	(2)
Blowing Rock	Blowing Rock, NC	9,366	1,963	9,424	---	3,023	1,963	12,447	14,410	3,085	1997 (3)	(2)
Boaz	Boaz, AL	---	616	2,195	---	2,349	616	4,544	5,160	2,851	1988	(2)
Branson	Branson, MO	---	4,407	25,040	---	9,124	4,407	34,164	38,571	16,026	1994	(2)
Commerce I	Commerce, GA	7,291	755	3,511	492	11,332	1,247	14,843	16,090	12,321	1989	(2)
Commerce II	Commerce, GA	---	1,262	14,046	541	21,234	1,803	35,280	37,083	7,063	1995	(2)
Foley	Foley, AL	33,719	4,400	82,410	---	711	4,400	83,121	87,521	2,859	2003 (3)	(2)
Gonzales	Gonzales, LA	---	679	15,895	---	5,814	679	21,709	22,388	12,331	1992	(2)
Hilton Head	Blufton, SC	19,340	9,900	41,504	---	205	9,900	41,709	51,609	1,679	2003 (3)	(2)
Howell	Howell, MI	---	2,250	35,250	---	1,162	2,250	36,412	38,662	2,812	2002 (3)	(2)
Kittery-I	Kittery, ME	6,086	1,242	2,961	229	1,630	1,471	4,591	6,062	3,119	1986	(2)
Kittery-II	Kittery, ME	---	921	1,835	530	731	1,451	2,566	4,017	1,457	1989	(2)
Lancaster	Lancaster, PA	13,807	3,691	19,907	---	13,266	3,691	33,173	36,864	13,360	1994 (3)	(2)
Lincoln City	Lincoln City, OR	10,887	6,500	28,673	---	80	6,500	28,753	35,253	1,141	2003 (3)	(2)
Locust Grove	Locust Grove, GA	---	2,558	11,801	---	10,245	2,558	22,046	24,604	9,352	1994	(2)
Myrtle Beach 501	Myrtle Beach, SC	23,941	10,300	57,094	---	433	10,300	57,527	67,827	2,014	2003 (3)	(2)
Nags Head	Nags Head, NC	6,356	1,853	6,679	---	2,665	1,853	9,344	11,197	2,826	1997 (3)	(2)
North Branch	North Branch, MN	---	243	5,644	249	4,139	492	9,783	10,275	5,947	1992	(2)
Park City	Park City, UT	13,175	6,900	33,597	---	528	6,900	34,125	41,025	1,228	2003 (3)	(2)
Pigeon Forge	Pigeon Forge, TN	---	299	2,508	---	2,181	299	4,689	4,988	2,976	1988	(2)
Rehoboth	Rehoboth Beach, DE	41,234	20,600	74,209	---	3,969	20,600	78,178	98,778	2,609	2003 (3)	(2)
Riverhead	Riverhead, NY	---	---	36,374	6,152	75,127	6,152	111,501	117,653	38,401	1993	(2)
San Marcos	San Marcos, TX	36,599	1,801	9,440	16	37,492	1,817	46,932	48,749	16,245	1993	(2)
Sanibel	Sanibel, FL	---	4,916	23,196	---	6,405	4,916	29,601	34,517	5,787	1998 (3)	(2)
Sevierville	Sevierville, TN	---	---	18,495	---	35,038	---	53,533	53,533	13,420	1997 (3)	(2)
Seymour	Seymour, IN	---	1,590	13,249	---	749	1,590	13,998	15,588	7,160	1994	(2)
Terrell	Terrell, TX	---	778	13,432	---	6,556	778	19,988	20,766	9,939	1994	(2)
Tilton	Tilton, NH	13,603	1,800	24,838	---	641	1,800	25,479	27,279	941	2003 (3)	(2)
Tuscola	Tuscola, IL	21,128	1,600	15,428	---	178	1,600	15,606	17,206	687	2003 (3)	(2)
West Branch	West Branch, MI	6,790	319	3,428	120	7,681	439	11,109	11,548	4,845	1991	(2)
Westbrook	Westbrook, CT	15,655	6,264	26,991	---	359	6,264	27,350	33,614	1,236	2003 (3)	(2)
Williamsburg	Williamsburg, IA	18,668	706	6,781	716	14,999	1,422	21,780	23,202	11,850	1991	(2)
		$ 297,645	$104,785	$678,368	$9,045	$285,195	$113,830	$963,563	$1,077,393	$224,622		

(1) Aggregate cost for federal income tax purposes is approximately $1,140,272,000
(2) The Company generally uses estimated lives ranging from 25 to 33 years for buildings and 15 years for land improvements. Tenant finishing allowances are depreciated over the initial lease term
(3) Represents year acquired
(4) An additional $10,697 encumbrance previously related to our Dalton, Georgia center which was sold during 2004 exists at December 31, 2004 but is secured by a $6.4 million letter of credit, thus bringing our total encumbrances to $308,342

TANGER FACTORY OUTLET CENTERS, INC. and SUBSIDIARIES
SCHEDULE III – (Continued)
REAL ESTATE AND ACCUMULATED DEPRECIATION
For the Year Ended December 31, 2004
(In Thousands)

The changes in total real estate for the three years ended December 31, 2004 are as follows:

	2004	2003	2002
Balance, beginning of year	$1,078,553	$ 622,399	$ 599,266
Acquisition of real estate	---	463,875	37,500
Improvements	23,420	9,342	5,324
Dispositions and other	(24,580)	(17,063)	(19,691)
Balance, end of year	$1,077,393	$1,078,553	$ 622,399

The changes in accumulated depreciation for the three years ended December 31, 2004 are as follows:

	2004	2003	2002
Balance, beginning of year	$192,698	$174,199	$148,950
Depreciation for the period	38,968	27,211	26,906
Dispositions and other	(7,044)	(8,712)	(1,657)
Balance, end of year	$224,622	$192,698	$ 174,199

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COMPANY INFORMATION

Executive Offices

3200 Northline Avenue, Suite 360
Greensboro, NC 27408
Phone: (336) 292-3010
FAX: (336) 852-2096
Internet: www.tangeroutlet.com
E-mail: tangermail@tangeroutlet.com

Share Information

Tanger Factory Outlet Centers, Inc. is incorporated under the laws of the State of North Carolina. Its common shares are listed on the New York Stock Exchange under the ticker symbol: SKT.

Shareholder Accounts

Questions regarding shareholder accounts should be directed to the company's registrar and transfer agent:

EquiServe Trust Company, NA
P. O. Box 43010
Providence, RI 02940-3010
(781) 575-3170
Internet: www.EquiServe.com

Dividends

Dividends are paid on or about the 15th day of February, May, August and November.

Dividend Reinvestment and Share Purchase Plan

The company's Dividend Reinvestment and Share Purchase Plan provides shareholders an opportunity to conveniently and economically increase their ownership in Tanger Factory Outlet Centers, Inc. Shareholders may have their dividends reinvested and/or optional cash investments automatically directed to our transfer agent to purchase additional shares at a nominal brokerage commission. For information describing the Plan, please contact Rochelle Simpson, Executive Vice-President, Administration and Finance at (336) 834-6836.

Financial Information

The company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, along with our written charter for the individual committees of our Board of Directors, our Corporate Governance Guidelines and our Code of Business Conduct and Ethics are available on our website. For copies of these and other materials, contact Investor Relations at (336) 834-6825.

CEO/CFO Certification

In accordance with NYSE listing standards, our CEO certification required by Section 303A.12(a) of the NYSE Listed Company Manual has been filed with the NYSE. In addition, our CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act are filed as exhibits to the Form 10-K Annual Report.

Analyst Coverage

Banc of America Securities
Green Street Advisors
Legg Mason Wood Walker, Inc.
Merrill Lynch & Co.
Smith Barney Citigroup

Annual Meeting Notice

Shareholders are cordially invited to attend the annual meeting on Friday, May 13, 2005 at 10:00 a.m. at the O. Henry Hotel, 624 Green Valley Rd, Greensboro, NC.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, Raleigh, NC

Legal Counsel

Latham & Watkins, New York, NY
Vernon Vernon Wooten Brown Andrews & Garrett, Burlington, NC

BOARD OF DIRECTORS

Stanley K. Tanger
Founder, Chairman of the Board and Chief Executive Officer

Steven B. Tanger
President and Chief Operating Officer

Jack Africk
Director since May 1993. Director of Crown Central Petroleum Corporation and Managing Partner of Evolution Partners, LLC

William G. Benton
Director since May 1993. Chairman of the Board and Chief Executive Officer of Benton Investments and Salem Senior Housing, Inc.

Thomas E. Robinson
Director since January 1994. Managing Director of Legg Mason Wood Walker, Inc. and a Director of CenterPoint Property Trust

Allan L. Schuman
Director since August 2005. Chairman of Ecolab, Inc.

COMPANY OFFICERS

Rochelle G. Simpson
Secretary and Executive Vice-President, Administration and Finance

Willard A. Chafin, Jr.
Executive Vice-President, Leasing, Operations & Marketing

Frank C. Marchisello, Jr.
Executive Vice-President and Chief Financial Officer

Joseph H. Nehmen
Senior Vice-President of Operations

Carrie A. Warren
Senior Vice-President of Marketing

Kevin M. Dillon
Senior Vice-President of Construction & Development

Lisa J. Morrison
Senior Vice-President of Leasing

Virginia R. Summerell
Treasurer and Assistant Secretary

James F. Williams
Vice-President and Controller


SKT
Listed
NYSE

Member
New York Stock Exchange


NAREIT

Member National Association of Real Estate Investment Trusts, Inc.

TANGER FACTORY OUTLET CENTERS, INC.
3200 Northline Avenue | Suite 360 | Greensboro, North Carolina 27408
(336) 292-3010 | www.tangeroutlet.com


SKT
Listed
NYSE

1255-AR-